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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: FNX Mining Company Inc.

*CURRENT ADDRESS: 347 Bay Street
Suite 300
Toronto, Ontario, Canada
M5H 2R7

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
SEP 24 2002
THOMSON FINANCIAL

FILE NO. 82- 34684 FISCAL YEAR ended 12/31/01

* Complete for initial submissions only ** Please note name and address changes

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: EBS

DATE : 9/23/02

FNX

FORT KNOX GOLD RESOURCES INC.

www.fnxmining.com

2001 Annual Report

for the six months ended December 31, 2001

FNX

FORT KNOX GOLD RESOURCES INC.


Norman
Levack
McCreedy West
Kirkwood
Sudbury
Victoria

Aggressive Explorer

...Emerging Producer

President's Report to Shareholders

To the Shareholders,

At our last Annual General Meeting, I reported that your Company had signed a Letter of Intent with Inco Limited to acquire a 100% interest in five Sudbury Basin properties. I also stated that your Company planned to form a joint venture with Dynatec Corporation to explore, develop and mine the Sudbury properties. In addition, I informed you of our plan to complete a financing to raise not less than $7 million to fund our share of initial expenditures on the Sudbury properties.

I am very pleased to report that your Company has accomplished all of these objectives. We executed a definitive Option to Purchase Agreement with Inco and signed the Sudbury Basin Exploration and Mining Joint Venture Agreement with Dynatec; both agreements are effective January 10, 2002. In addition, we completed an $8 million financing on January10, 2002 to fund the Company's share of initial expenditures on the Sudbury properties.

These accomplishments represent significant achievements for your Company and create the opportunity for it to evolve from a junior exploration company to a mining producer.

Your Company plans to focus primarily on the Sudbury properties. The Company will conduct a $14 million exploration and development program on the properties over the next twelve months. The planned 400,000-foot diamond drill program will be one of the largest drill programs conducted in North America over the past several decades. In order to deal with this tremendous increase in activity, the Company has opened a Sudbury exploration office and hired sixteen professional and technical personnel. In addition, new senior management personnel are being hired to lead your Company during this exciting period of growth and expansion.

The Sudbury properties (Victoria, McCreedy West, Levack, Norman and Kirkwood) are all former copper, nickel, platinum, palladium and gold producers. The properties are currently inactive and considered non-core to Inco's Sudbury operations, but offer your Company excellent exposure in the world's largest sulphide nickel camp and the third most important PGE environment. Your management believes that these advanced exploration properties have potential for near term production and the discovery of new copper-nickel-platinum-palladium-gold deposits.

The Company's Annual General and Special meeting is scheduled to be held on Thursday, June 13, 2002 at the Toronto Stock Exchange Conference Centre. At that meeting, in addition to considering the usual matters consisting of the election of directors and the appointment of auditors, shareholders will be asked to vote on a name change to FNX Mining Company Inc. Management believes that the proposed name will better reflect the Company's objective of becoming a copper-nickel-precious metal producer.

In addition to completing the formal business of the meeting, there will be a detailed presentation on the status of our Sudbury Basin Properties and an opportunity to meet some of the Company's new senior staff.

Included in this report are the audited financial statements for the fiscal year ending December 31, 2001, which, due to the change in our year end, cover the period from June 30 to December 31, 2001. Also mailed to you at the same time is the interim report for the fiscal quarter ended March 31, 2002.

On behalf of the Board,

A. T. MacGibbon
President and C.E.O.
Toronto, Ontario
May 7, 2002

Geological Setting

All five of the project areas lie within the confines of the Sudbury Structure which straddles the boundary between the Archean Superior Province to the north and the Early Proterozoic Southern Province. The northern limit of the Late Proterozoic Grenville Province lies some 10 km south of the Sudbury Structure.

The Sudbury Structure

Superimposed on the rocks of the Superior and Southern Provinces is the Sudbury Structure. This is the geological expression of events triggered by what is interpreted to be the impact of a giant meteorite approximately 1850 Ma ago, followed by deposition of fallback material and Whitewater Group sediments, intrusion of the Sudbury Igneous Complex (SIC), and formation of the well known and economically important Ni-Cu-PGM deposits. Research suggests that the original crater caused by the meteorite was more than 150 km in diameter. Erosion has exposed the smaller, lower portion of the crater and tectonic squeezing and thrusting has deformed the once circular structure into the elliptical shape of today. Extensive thrusting of the South Range exposes a deeper level of the SIC compared to the North and East Ranges.

Mineral Deposits of the Sudbury Basin

Production

The orebodies associated with the Sudbury Structure constitute the largest known concentration of Ni-Cu sulphides in the world. Some 100 mines have been established in Sudbury since the late 1800s and total reserves and production are estimated at approximately 1.6 billion tonnes of ore. Metal production to date from these deposits exceeds 8.5 million tonnes of nickel and 8.4 million tonnes of copper. By-products from this production include cobalt, platinum, palladium, gold, silver, osmium, iridium and ruthenium.

The vast bulk of sulphides in the Sudbury ores consist essentially of varying proportions of pyrrhotite, chalcopyrite and pentlandite with varying amounts of other Cu, Ni, Co, PGM-bearing minerals and gold.

Three main types of ore deposits are recognized: Contact, Footwall and Offset Dyke.

Contact Deposits

The Contact Deposits occur along the lower contact of the SIC in areas where sublayer is preserved in embayments in the footwall contact. The embayments are the topographic expression of what were originally troughs or rills in the wall of the impact crater (major lunar craters commonly exhibit this feature). These troughs have acted as traps for sublayer material and account for the pipe-like geometry of many of the Sudbury orebodies. Terraces in the crater wall have also acted as sublayer traps and many ore zones occur at sites where there is a flattening of the footwall to form ledges or terraces where sulphides are concentrated.

Contact deposits on the South Range have little interaction with the footwall rocks. The footwall contact is generally sharp and inclusions of footwall material in the sublayer are minor; most of the inclusions are xenolithic. On the North Range the contact deposits commonly penetrate into the brecciated granitic footwall forming a granite breccia type ore below the sublayer. Copper and precious metals tend to concentrate in the granite breccia type ore.

All the properties within the Company's Sudbury Project include contact type Cu-Ni deposits.

Footwall Deposits

Footwall Deposits are offshoots of contact deposits. They tend to occur more on the North Range than the South Range. Brecciated footwall rocks adjacent to contact Ni-Cu sulphide deposits can act as a conduit for mineralizing fluids and as a medium for deposition of sulphides. There is a distinct metal zoning between Contact Deposits and the accompanying Footwall Deposits in that the Contact Deposits have low Cu/Ni ratios and low PGM content compared to the high Cu/Ni ratios and enriched PGMs in the Footwall Deposits. These observations can be applied to exploration. A contact deposit with low Cu/Ni ratios and PGM content indicates the possibility of the presence of a high Cu high PGM footwall deposit in adjacent footwall breccia.

Footwall deposits occur on the North Range in the McCreedy West and Levack properties.

"...the footwall environment of the western half of the Levack Embayment offers excellent potential in, what can be best described as, an "under-explored" high priority target."

Offset-Dyke Deposits

The Offset-dyke Deposits are located in the radial and concentric quartz diorite offset dykes and occur as thin, steeply dipping sheets to steeply plunging pipes in barren to weakly mineralized quartz diorite. The deposits consist of cores of inclusion bearing sulphide ore surrounded by quartz diorite with variable sulphide dissemination and confined within the width of the offset, which is commonly less than 100 m. Exceptions do occur however, as the Frood-Stobie concentric offset is unique in that nearly all of the quartz diorite contains sufficient sulphide to form ore. In this case, sulphide content increases downwards grading into massive sulphide which continues several thousand feet below the level at which the quartz diorite pinches out.

Offset-type mineralization occurs on the Norman and Victoria project areas.

Joint Venture Properties

The five mineral properties optioned by Fort Knox and now transferred to the Sudbury Basin Joint Venture contain an assemblage of remnants and extensions of previously mined deposits, five near-term production targets and twelve advanced exploration targets. In addition, the footwall environment of the western half of the Levack Embayment offers excellent potential in, what can be best described as, an "under-explored" high priority target.

McCreedy West/Levack Properties

These two properties, located 34 km (20 miles) NW of Sudbury and comprising 654 hectares (1,615 acres), combine to form the western half of the prolific Levack Embayment which hosts 16 former and current producers.

The McCreedy West Mine produced 15.8 million tons grading 1.7% Cu, 1.44% Ni, and 1.33 g/t TPM (Total Precious Metals which include Pt + Pd + Au). The Mine is accessible via a -20% grade decline, measuring 20 ft by 16 ft., to the 1600 ft. Level and with level development spaced at 150 ft intervals. The 1600 L connects to the Levack mine.

The Levack Mine produced 60.5 million tons grading 1.31% Cu, 2.0% Ni, and 1.5 g/t TPM. The 4,050 ft. deep Levack #2 shaft is accessible to the 3600 ft. Level.

A combination of surface and underground infrastructure is available at both mines, with extensive underground workings available to assist future mining activity.

The work program, budgeted at $7.9 million, will include:

- rehabilitation of the underground workings,
- assessment of the viability of five near-term production targets,
- fast track production where warranted, and
- detailed evaluation and diamond drilling (from both surface and underground) on six advanced exploration targets.

North Range Footwall Project

Located geographically within the McCreedy West/Levack properties, this project is aimed at assessing the potential of the Footwall to host significant Cu, Ni, TPM deposits similar to those mined in the eastern half of the Levack Embayment. As noted above, the Cu, Ni, TPM-rich footwall deposits are thought to have migrated from Cu-Ni deposits at the base of the SIC. One of the anomalies in the Levack Embayment is the relative paucity of TPM-rich footwall deposits in the western half of the Embayment when compared with the eastern half. This is probably due more to being under-explored rather than the absence of such deposits. The very limited and shallow drilling which has taken place in the western half has identified favourable zones of Sudbury Breccia with Cu, TPM mineralization.

The exploration of this important target, budgeted at $2.1 million, will include deep diamond drilling from surface followed by borehole UTEM surveys.

"The diamond drilling contract (a minimum of 250,000 ft) has been awarded... and nine rigs are currently drilling."

Norman Property

This 450 hectare (1,111 acre) property is located on the NE corner of the Sudbury Basin and some 32 km (20 miles) NNE of Sudbury. The former Whistle Mine, which produced 5.7 million tons grading 0.33% Cu, 0.95% Ni and 3.4 g/t TPM, is located on the southern part of the property. Though the primary exploration target is the mineralization within the Offset Dyke and which strikes NE from the Whistle Mine, several kilometers of SIC contact will also be tested.

Victoria Property

Located 30 km (19 miles) SW of Sudbury, the 519 hectare (1,283 acre) Victoria Property has produced 1.5 million tons grading 2.3% Cu, 1.6% Ni and 2 g/t TPM. The property is located on the contact of the Worthington Offset Dyke with the SIC and is some 6 km NE of Inco's new Totten deposit. The exploration program, budgeted at $2.4 million, will target both offset-dyke type and contact-type mineralization and will investigate depth extensions of known mineralization as well as the open pit potential of known shallow zones.

Kirkwood Property

This property is located 11 km (7 miles) NE of Sudbury and comprises 191 hectares (473 acres). Production from this property amounted to 2.7 million tons grading 1.0% Cu and 0.9% Ni. The targets are located below the 2000 ft level and the exploration program will comprise an evaluation of the existing data in order to assess the potential of the property. No drilling is proposed pending this review.

Current Exploration Activity

Following the signing of all agreements and the completion of the $8 million financing, your Company quickly established office and warehouse space in Sudbury. A staff of 16, comprising geologists, geophysicists, technicians and support staff, is now in full operation. A core logging and sampling facility is operating in the adjacent warehouse. The diamond drilling contract (a minimum of 250,000 ft) has been awarded to two drilling companies and nine rigs are currently drilling. Our office is fully equipped with the software and hardware necessary to support an aggressive modern mineral exploration program.

At present, two rigs are drilling at McCreedy West, two at the adjacent Levack Property, two at Norman, two at Victoria and one rig is drilling on the North Range Footwall target. The first objective is to verify the historical results achieved by Inco and then to aggressively pursue the near-term production targets at McCreedy West and Levack as identified in the Technical Report of November 2001. Initial drilling of the advanced exploration targets on all properties, with the exception of Kirkwood, is underway.

An important component of our program is the use of borehole geophysics, especially the well tried and proven borehole UTEM system. Upon completion of drilling, holes will be surveyed in order to determine if geophysical conductors are in proximity to the hole. This tool has been very successful in the Sudbury Camp.

Our Joint Venture partners, Dynatec Corporation are proceeding with assembling the required permits and agreements to allow access to the underground workings at McCreedy West. These workings were closed in 1999. It is anticipated that the workings can be accessed, made safe and rehabilitated to the required standards to permit drilling from underground later this year.

Management Discussion and Analysis

Financial Overview

This management discussion and analysis covers the six month period to December 31, 2001 and focuses on the financial situation and activities of Fort Knox Gold Resources Inc. for that period. The six month reporting period adjusts the corporate fiscal year end from June 30th to December 31st, more in line with the year end of most Canadian corporations.

Results from Operations

Fort Knox incurred a net loss of $336,675 this reporting period compared with a loss of $272,183 in the previous year. Other than $19,668 in interest income and a one time gain of $157,425 on investments, the Company had no revenues. The Company would not expect operating revenues until it achieves commercial production from one of its mineral properties and there is no guarantee the Company will achieve such production status. Six month expenses rose to $513,768 from $300,960 in the previous year, primarily as a result of higher mineral exploration property write down provisions.

Financial Position

Cash at year end stood at $1,036,048 down from $1,329,070 on June 30th. Subsequent to year end an additional 8,000,000 shares were issued in a financing for proceeds to the Company of $8.0 million and 3,006,324 shares were issued to Inco Limited pursuant to the option agreement discussed below. After completion of the financing and issuance of shares to Inco, the Company had 24,361,790 common shares outstanding. To meet further exploration commitments and to develop economically viable deposits, the Company anticipates that it will require additional funds, which could be raised from operations, debt and/or equity financing.

Company Activities and Outlook

The Company's main activity is exploration for copper, nickel, platinum, palladium and gold metals on five Sudbury, Ontario properties optioned from Inco Limited after year end. The Inco Agreement was made effective January 10, 2002 and under its terms the Company can earn a 100% interest in the five properties by spending $30.0 million over a 52 month period. The Company committed to incur expenditures of $14.0 million in the first 16 months of the agreement. Under the Inco Agreement, Inco has the right to process ore produced from any of the properties. Subsequent to signing the Inco Agreement, the

"Fort Knox and Dynatec intend to aggressively explore, develop and, if warranted, mine the optioned properties"

Company and Dynatec Corporation entered into the Sudbury Basin Exploration and Mining Joint Venture Agreement, which was also made effective on January 10, 2002. Under the terms of the joint venture agreement, the Company agreed to assign 25% of its rights and interests acquired in the five properties under the Inco Agreement to the joint venture and Dynatec agreed to fund $7.0 million of the initial $14.0 million in joint venture expenditures on the properties. Thereafter, to maintain their respective joint venture interests; Fort Knox at 75% and Dynatec at 25%, both parties must fund future expenditures pro rata. The Company will conduct all exploration on the joint venture properties and Dynatec will provide mining services to the joint venture. Fort Knox and Dynatec intend to aggressively explore, develop and, if warranted, mine the optioned properties and will spend $14.0 million on the properties by May 10, 2003. The existing surface and underground infrastructures on the properties will enhance the economics of the properties and it is anticipated that any orebodies that warrant exploitation can be quickly and inexpensively brought to production.

Risk Factors

All exploration activity has high inherent risks associated with it. Though all of the five optioned properties are former producers, there is no guarantee that any mineral deposits identified will be mineable.

In addition to discovery risks, there is also commodity price risk associated with exploring for metals and other risks identified in the Company's Annual Information Form dated December 21, 2001. The metals sought are nickel, copper, platinum, palladium, gold and cobalt in a sulphide mix of pyrrhotite, chalcopyrite and pentlandite. Most of these metals have industrial applications, although platinum and also gold are in demand for jewellery. Generally, the prices of these metals rise as the general economic activity levels increase. The world appears at this time to be in the early stages of a recovery from the short recession of 2000-2001. As a result we have seen nickel prices rise to US$3.20 per pound accompanied by low inventories, copper recovered somewhat to US$0.73 per pound, platinum has remained strong at US$555 per ounce and palladium appears to be steady at the $370 per ounce range. Gold has shown signs of a sustained price rally recently moving above US$300 per ounce, while cobalt oversupply has pushed prices down to the US$6-7 per pound range. There is no assurance that metal prices will be at a level sufficient to sustain production from any future discovery made by Fort Knox.

Management's Responsibility for Financial Reporting

The consolidated financial statements, the notes thereto and other financial information contained in the annual report have been prepared by the management of the Company. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect management's best estimates and judgements based on currently available information.

Management is also responsible for the maintenance of financial and operating systems, which include effective controls to provide reasonable assurance that relevant and reliable financial information is produced. The Company's independent auditors, who are appointed by the shareholders, conduct an audit in accordance with generally accepted auditing standards to allow them to express an opinion on the financial statements.

The Audit Committee of the Board of Directors meets periodically with Management and the independent auditors to review the scope and result of the annual audit, and to review the financial statements and related financial reporting matters prior to approval of the financial statements.

A. T. MacGibbon
President and Chief Operating Officer
May 7, 2002

Auditors' Report

To the Shareholders of
Fort Knox Gold Resources Inc.

We have audited the balance sheet of Fort Knox Gold Resources Inc. as at December 31, 2001 and the statements of loss and deficit and cash flows for the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and the results of its operations and its cash flows for the period then ended in accordance with Canadian generally accepted accounting principles.

The financial statements of Fort Knox Gold Resources Inc. as at June 30, 2001 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated August 31, 2001.

Smith Nixon & Co. LLP

Chartered Accountants

Toronto, Ontario
February 28, 2002

FORT KNOX GOLD RESOURCES INC.

Balance Sheets

AS AT DECEMBER 31, 2001 AND JUNE 30, 2001
(in Canadian dollars)

	December 31 2001	*June 30 2001*
Assets		
CURRENT ASSETS		
Cash	**$ 1,036,048**	$ 1,329,070
Accounts receivable	**32,830**	31,827
Marketable securities	**2,750**	76,776
Prepaid expenses and deferred costs	**96,555**	382
	1,168,183	1,438,055
CAPITAL ASSETS *(Note 2)*	**4,878**	3,680
MINERAL EXPLORATION PROPERTIES *(Note 3)*	**5,469,722**	5,436,204
	$ 6,642,783	$ 6,877,939
Liabilities		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	**$ 169,178**	$ 76,659
Shareholders' Equity		
SPECIAL WARRANTS *(Note 4)*	**1,320,000**	1,320,000
CAPITAL STOCK *(Note 4)*	**11,119,652**	11,110,652
DEFICIT	**(5,966,047)**	(5,629,372)
	6,473,605	6,801,280
	$ 6,642,783	$ 6,877,939

SIGNED ON BEHALF OF THE BOARD

A. T. MacGibbon
Director

R. D. Cudney
Director

The accompanying notes are an integral part of these financial statements.

FORT KNOX GOLD RESOURCES INC.

Statements of Loss

SIX MONTH PERIOD ENDED DECEMBER 31, 2001 AND YEAR ENDED JUNE 30, 2001
(in Canadian dollars)

	December 31 2001	*June 30 2001*
		(Note 9)
REVENUE		
Interest income	$ **19,668**	$ 28,777
EXPENSES		
Administration	**187,568**	161,794
Prospecting	**53,312**	59,165
Amortization	**799**	1,373
Mineral exploration properties written off	**272,089**	78,628
	513,768	300,960
OPERATING LOSS	**(494,100)**	(272,183)
OTHER INCOME		
Gain on sale of marketable securities	**157,425**	–
NET LOSS FOR THE PERIOD	**(336,675)**	(272,183)
DEFICIT - BEGINNING OF PERIOD	**(5,629,372)**	(5,226,518)
	(5,966,047)	(5,498,701)
Less: Financing charges	**–**	(130,671)
DEFICIT - END OF PERIOD	**$ (5,966,047)**	$ (5,629,372)

The accompanying notes are an integral part of these financial statements.

FORT KNOX GOLD RESOURCES INC.

Statements of Cash Flows

SIX MONTH PERIOD ENDED DECEMBER 31, 2001 AND YEAR ENDED JUNE 30, 2001
(in Canadian dollars)

	December 31 2001	*June 30 2001* *(Note 9)*
CASH PROVIDED BY (USED FOR)		
OPERATING ACTIVITIES		
Net loss for the period	**$ (336,675)**	$ (272,183)
Items not involving cash -		
Amortization	**799**	1,373
Gain on sale of marketable securities	**(157,425)**	–
Write-off of mineral exploration properties	**272,089**	78,628
	(221,212)	(192,182)
Net change in non-cash working capital -		
Accounts receivable	**(1,003)**	(7,290)
Prepaid expenses	**(96,173)**	–
Accounts payable and accrued liabilities	**92,519**	47,787
	(225,869)	(151,685)
INVESTING ACTIVITIES		
Purchase of capital assets	**(1,998)**	(4,329)
Mineral properties		
Exploration expenditures	**(276,607)**	(366,336)
Acquisition costs	**(20,000)**	(134,707)
Option payments received	**–**	19,625
Purchase of marketable securities	**–**	(4,625)
Proceeds on sale of marketable securities	**231,452**	–
	(67,153)	(490,372)
FINANCING ACTIVITIES		
Common shares issued	**–**	167,425
Special warrants issued	**–**	1,320,000
Financing costs	**–**	(130,671)
	–	1,356,754
NET CHANGE IN CASH DURING THE PERIOD	**(293,022)**	714,697
CASH - BEGINNING OF PERIOD	**1,329,070**	614,373
CASH - END OF PERIOD	**$ 1,036,048**	$ 1,329,070

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

SIX MONTH PERIOD ENDED DECEMBER 31, 2001 AND YEAR ENDED JUNE 30, 2001
(in Canadian dollars)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Marketable Securities
Marketable securities are carried at the lower of cost or quoted market value.

(b) Mineral Exploration Properties
Acquisition, exploration and development costs associated with mineral exploration properties are capitalized until the property is producing, abandoned, impaired in value or placed for sale. The costs are transferred to producing mineral properties once a property is placed into production. The costs of abandoned properties are charged to operations when the property is abandoned. The Company reviews the carrying values of its mineral properties on a regular basis, by reference to the project economics including the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others. When the carrying value of a property exceeds its estimated recoverable amount, a provision is made for the decline in value and charged to operations.

The carrying values of mineral properties represent costs incurred to date and do not reflect present or future values. The recoverability of the carrying values of the mineral properties is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain the necessary financing to complete exploration and/or development of the properties, and upon future profitable production or proceeds from the disposition of the properties.

(c) Capital Assets
Capital assets are recorded at cost less accumulated amortization. Amortization of computer equipment is calculated using the declining balance method at the annual rate of 30%.

(d) Income Taxes
The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted tax rates expected to apply when these temporary differences are expected to reverse. Future income tax assets also result from the carry-forward of unused tax losses and other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, to reflect the estimated realizable amount.

(e) Flow-through Shares
The Company finances a portion of its exploration and development activities through the issue of flow-through shares. Under the terms of these share issues, the tax attributes of the related expenditures are renounced to subscribers. Share capital is reduced and future income taxes are increased by the estimated income tax benefits renounced by the Company to the subscribers except to the extent that the Company has unrecorded loss carryforwards and tax pools in excess of book value available for deduction.

(f) Use of Estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the period. Significant estimates and assumptions relating to the recoverability of mineral properties and deferred exploration costs are made in accordance with Canadian mining industry practice. While management believes that these estimates and assumptions are reasonable, actual results could vary significantly.

2. CAPITAL ASSETS

	December 31, 2001			June 30, 2001
	Cost	Accumulated Amortization	Net	Net
Computer equipment	$ 5,677	$ 799	$ 4,878	$ 3,680

3. MINERAL EXPLORATION PROPERTIES

	December 31 2001	June 30 2001
Alaska, USA		
Nickolai *(a)*	$ 2,675,184	$ 2,638,274
Gunsite *(b)*	206,763	166,564
Other	–	300
	2,881,947	2,805,138
Manitoba/Saskatchewan		
McBratney Lake *(c)*	279,110	201,652
Grassberry	–	104,226
Watts River	–	145,792
	279,110	451,670
Ontario		
Larder Lake *(d)*	1,122,122	1,122,122
Fawcett Township *(e)*	950,857	950,857
Sudbury Basin *(f)*	232,248	85,546
Other	3,438	2,556
Dog River	–	18,315
	2,308,665	2,179,396
	$ 5,469,722	$ 5,436,204

(a) Nikolai Properties

The Nikolai Properties (platinum-palladium-nickel), which are located in south central Alaska, consist of three separate claim groups (Fish Lake, Ice and Canwell) totalling 827 state mining claims. The Nikolai Properties were formerly held through an option joint venture agreement between the Company and Inco Limited ("Inco"). The Company presently owns a 100% interest in the properties, subject to a two percent net smelter royalty payable to Inco.

The Company entered into an option agreement dated October 31, 2001 with Nevada Star Resource Corp. ("Nevada Star") whereby Nevada Star can acquire a 60% interest in the Canwell claim group, which consists of 44 state mining claims, by spending US$600,000 and issuing 200,000 Nevada Star common shares to Fort Knox over a four-year period. Nevada Star has committed to spend a minimum of US$100,000 and to complete at least 1000 feet of drilling during the first year of the agreement. Once Nevada Star earns a 60% interest in the property, the companies will form a joint venture and will fund all future expenditures in proportion to their joint venture interests. Nevada Star will be the operator and conduct all exploration activities on the property.

(b) Gunsite Property

The Company owns a 100 per cent interest in the Gunsite Property (copper-gold porphyry) which consists of approximately 7,720 acres located approximately 150 kilometres north of Anchorage, Alaska.

(c) McBratney Lake Property

In September 2000, the Company entered into an option to purchase agreement with Hudson Bay Exploration and Development Co. Ltd. ("HBED") to acquire the McBratney Lake Property (platinum-palladium). The McBratney Lake Property, which comprises 3 mining claims totalling 998 hectares, is located 7 kilometres east of Flin Flon, Manitoba.

The option agreement granted the Company the right to acquire a 100% interest in the McBratney Lake property by spending $1,050,000 on exploration, paying HBED $120,000 in cash and issuing HBED 410,000 Fort Knox common shares over a five-year period. The property is subject to a 2.5% net smelter royalty ("NSR") payable to HBED.

The Company renewed its option on the McBratney Lake property past the first anniversary and into the second year. The Company completed all of the first year requirements including a cash payment of $20,000 and the issuance of 10,000 Fort Knox common shares to HBED for deemed consideration of $9,000 and incurring exploration expenditures in excess of $150,000.

(d) Larder Lake Property

The Company has a 25% direct interest in the Larder Lake Property (gold) in joint venture with NFX Gold Inc. The Larder Lake Property covers about 8 kilometre of strike length of the Larder Lake Break, which is located near Kirkland Lake. The Company and NFX Gold Inc. plan to hold the property on a care and maintenance basis until there is an improvement in the price of gold.

(e) Fawcett Township Property

The Fawcett Township (copper-nickel) property is located approximately half way between Sudbury and Timmins and 6 kilometres east of the village of Shining Tree, Ontario. The property consists of 69 unpatented mining claims in Fawcett, Ogilvie and North Williams Townships. The claims are 100% owned by the Company and are subject to a 0.5% NSR on 17 claims and 1% NSR on 31 claims. The property is currently inactive and no work is planned for the property during 2002.

(f) Sudbury Basin

On November 29, 2001 the Company entered into an Option to Purchase Agreement to acquire a 100% interest in five Sudbury Basin former producing mines *(Note 6)*.

4. CAPITAL STOCK

(a) Authorized -

Unlimited common shares

(b) Issued -

	Number of Common Shares	*Consideration*
Balance - June 30, 2000	12,802,966	$ 10,943,227
Issued on exercise of stock options	20,000	8,000
Issued for cash under flow-through share offering	500,000	150,000
Issued for property option payment	22,500	9,425
Balance - June 30, 2001	13,345,466	11,110,652
Issued for property option payment	10,000	9,000
Balance - December 31, 2001	13,355,466	$ 11,119,652

Subsequent to December 31, 2001, the Company issued the following shares to Inco under the terms of the Option Agreement (Note 6(a)) and issued additional shares under the related private placement *(Note 7)*.

	Number of Common Shares	*Consideration*
Shares issued to Inco under the Option Agreement	3,006,324	$ 3,006,324
Shares issued under the private placement	8,000,000	8,000,000
	11,006,324	$ 11,006,324
Total shares issued and outstanding subsequent to the above-noted transactions	24,361,790	

(c) Special warrants

In May 2001, the Company issued 3,300,000 warrants at $0.40 per warrant for cash of $1,320,000. Each special warrant entitles the holder, upon exercise and without payment of any additional consideration, to be issued one common share of the Company on the date that is the earlier to occur of (i) the fifth business day after all receipts have been issued for the final prospectus qualifying the distribution of the shares by the securities regulatory authorities in each of the Provinces of Canada in which purchasers of the special warrants are resident and (ii) May 10, 2002.

Subsequent to December 31, 2001, the Company issued the following warrants to Inco under the terms of the Option Agreement (Note 6(a)) and issued additional warrants under the related private placement (Note 7).

	Number of Warrants
Warrants issued to Inco under the Option Agreement	496,879
Warrants issued under the private placement	2,000,000
	2,496,879

These warrants are exercisable at $1.25 and expire on January 10, 2003.

(d) Brokers warrants

On May 10, 2001 the Company issued, as part of the compensation payable in connection with the financing described in Note 4(c), brokers warrants to acquire 198,000 common shares at $0.40 each. These warrants expire on May 10, 2003.

Subsequent to December 31, 2001, as part of the compensation payable in connection with the private placement described in Note 7, the Company issued brokers warrants to acquire 480,000 common shares at $1.00 each. These warrants expire on July 10, 2003.

5. STOCK OPTIONS

The Company has a stock option plan (the "Plan") under which the directors of the Company may grant options to acquire shares of the Company to qualified directors, officers, employees and persons providing on-going services to the Company to acquire up to 20% of the number of issued and outstanding common shares of the Corporation to a maximum 3,331,093. These options are exercisable at the market price of the common shares at the time they are granted. The number of Common Shares reserved for issuance to any one person upon the exercise of options may not exceed 5% of the issued and outstanding Common Shares at the date of such grant.

The following table reflects the continuity of options granted under the Plan for the six-month period ended December 31, 2001.

Expiry Date	*Exercise price*	*Balance June 30 2001*	*Options Granted*	*Options Exercised*	*Options Expired*	*Balance December 31 2001*
September 17, 2001	$ 1.00	40,000	–	–	40,000	–
November 15, 2004	0.40	1,020,000	–	–	–	1,020,000
May 3, 2006	0.50	660,000	–	–	–	660,000
May 3, 2006	1.00	470,000	–	–	–	470,000
May 29, 2006	1.00	150,000	–	–	–	150,000
June 12, 2006	1.10	100,000	–	–	–	100,000
November 8, 2006	1.00	–	100,000	–	–	100,000
November 13, 2006	1.00	–	300,000	–	–	300,000
		2,440,000	400,000	–	40,000	2,800,000

The following table reflects the continuity of options granted under the Plan for the year ended June 30, 2001.

Expiry Date	*Exercise price*	*Balance June 30 2000*	*Options Granted*	*Options Exercised*	*Options Expired*	*Balance June 30 2001*
September 17, 2001	$ 1.00	40,000	–	–	–	40,000
November 15, 2004	0.40	1,040,000	–	20,000	–	1,020,000
May 3, 2006	0.50	–	660,000	–	–	660,000
May 3, 2006	1.00	–	470,000	–	–	470,000
May 29, 2006	1.00	–	150,000	–	–	150,000
June 12, 2006	1.10	–	100,000	–	–	100,000
		1,080,000	1,380,000	20,000	–	2,440,000

6. SIGNIFICANT EVENTS

(a) Inco Option to Purchase Agreement

On November 29, 2001 the Company entered into an Option to Purchase Agreement (the "Option Agreement") with Inco Limited ("Inco") that grants Fort Knox an option to acquire from Inco a 100% interest in five Sudbury Basin former producing mines: Victoria, McCreedy West, Levack, Norman and Kirkwood mines (the "Properties"), and to access and use such parts of the surface rights and outside facilities as will be necessary to permit exploration, development and mining operations to be conducted on the Properties.

Fort Knox is required to incur expenditures totalling $30 million on the Properties over a 52-month period (the "Option Period") of which $14 million is committed to be spent within 16 months.

In consideration, Fort Knox is required to issue to Inco 3,006,324 common shares for deemed consideration of $3,006,324 and 496,879 share purchase warrants exercisable at $1.25 per share until January 10, 2003. These shares and share purchase warrants, when combined with the number of common shares and warrants already held by Inco, directly or indirectly, would give Inco a total holding in Fort Knox of 19.9% of the total number of issued and outstanding common shares and share purchase warrants. These shares and share purchase warrants were issued to Inco on January 10, 2002.

The Option Agreement also provides, that if Fort Knox discovers a new deposit on any of the Properties that contains mineral resources in value of at least 600 million pounds of nickel, or nickel equivalent, during the Option Period, Inco has the right to retain a 51% interest in the new deposit by spending an amount equal to 200% of Fort Knox's aggregate previous expenditures on the new deposit.

After Fort Knox has exercised the Option Agreement, Inco may also acquire a 51% interest in such new deposit by providing the financing to bring the new deposit into commercial production. Until Inco recovers the financial commitment to achieve production, it shall receive 80% of net revenues from production from the new deposit.

If Inco reacquires a 51% interest in the deposit, Inco and Fort Knox will form a joint venture with Inco as the operator.

Inco will have a right of first offer to purchase any interest in the Properties that Fort Knox proposes to sell to an arm's-length third party. This right of first refusal does not apply to any transfer of interest in the Properties between Fort Knox and Dynatec Corporation.

(b) Dynatec Corporation Joint Venture Agreement

In conjunction with the Inco Option Agreement, Fort Knox entered into a joint venture arrangement with Dynatec Corporation ("Dynatec") which is effective January 10, 2002 and where Dynatec has the right to acquire 25% of Fort Knox's interest in the Properties. Fort Knox and Dynatec will each contribute $7 million over a 16 month period for the initial exploration and development of the Properties.

(c) Financing

As of December 24, 2001, a financing agent for the Company held in escrow $8,000,000 received from share subscription agreements for 4,000,000 flow-through common shares at $1.00 per common share and 4,000,000 Units of the Company at the price of $1.00 per Unit, each Unit being comprised of one common share of the Company and one-half of a warrant with each warrant being exercisable for one common share of the Company at an exercise price of $1.25 per common share. Completion of the sale of the flow-through common shares and the Units is conditional upon the Inco Option To Purchase Agreement becoming effective.

7. SUBSEQUENT EVENTS

On January 10, 2002 the Inco Option to Purchase Agreement became effective and the $8,000,000 raised by the financing agent was released from escrow to the Company (Note 6). Pursuant to this financing, 4,000,000 flow-through shares at a price of $1.00 each and 4,000,000 Units at a price of $1.00 were issued. Each share purchase warrant entitles the holder to purchase one common share of the Company at an exercise price of $1.25 until January 10, 2003. The Company also issued 480,000 share purchase warrants to the financing agent exercisable at $1.00 per share until July 10, 2003.

On January 10, 2002, the Dynatec Corporation Joint Venture Agreement became effective (Note 6).

8. RELATED PARTY TRANSACTIONS

The Company obtained management services from a company controlled by the president of the Company in the amount of $94,200 (June 30, 2001 - $150,000).

9. COMPARATIVE FIGURES

The Company has changed its fiscal year-end to December 31 effective in 2001. Accordingly, the financial statements are for the six-month period ended December 31, 2001. The comparative figures are for the year ended June 30, 2001.

Corporate Information

Directors

Terry MacGibbon
President & CEO

James W. Ashcroft
Consulting Mining Engineer, Former President, Ontario Division, Inco Limited

Wayne G. Beach
Barrister & Solicitor

Robert D. Cudney
President & CEO of Northfield Capital Corporation

Bert E. MacNabb
Geologist. Director Exploration Services, Inco Limited.

Terrence Podolsky
Consulting Geologist. Former VP Exploration, Inco Limited

Donald M. Ross
Chairman of Jones, Gable & Company

Officers

Terry MacGibbon
President & CEO

Jim Patterson Ph. D.
Vice-President Exploration

Head Office

347 Bay Street
Suite 301
Toronto, Ontario, Canada
M5H 2R7

Phone: (416) 628-5929
Fax: (416) 628-5911

Email: info@fnxmining.com

Bank

The Royal Bank of Canada
Royal Bank Plaza
Toronto, Ontario
M5J 2J5

Transfer Agent

CIBC Mellon Trust Company
320 Bay St., P.O. Box 903,
Toronto, Ontario
M5H 4A6

Counsel

Goodman and Carr LLP
Suite 2300
200 King Street West,
Toronto, Ontario
M5H 3W5

Auditors

Smith, Nixon and Co. LLP
Suite 1600, 320 Bay St.,
Toronto, Ontario
M5H 4A6

Web site

www.fnxmining.com

Listing

Toronto Stock Exchange
Symbol "**FNX**"

Capitalization

(as of May 7, 2002)

Issued & Outstanding:
27,661,790

Fully Diluted:
32,558,669

Major Shareholders *(>10%)*

Inco Limited:
19.7%

Dundee Wealth Management Inc:
13.2%

Cash - Jan 10, 2002:
$8.5 million *(est.)*

Debt - Jan 10, 2002:
Nil

Abbreviations

Au	gold
Ni	nickel
Cu	copper
Pt	platinum
Pd	palladium
PGM	platinum group metals
TPM	total precious metals (Pt+Pd+Au)
Ma	million years

Printed in Canada on recycled paper using vegetable based inks.

Production: Walter J. Mishko & Co. Inc.
Design: Goodhoofd Inc.

Project Geology

McCreedy West - Levack Properties



Fort Knox Property
Coleman / McCreedy East
Plan
McCreedy West
Levack
A
A'
Dowling Twp.
Levack Twp.
0 2500
ft
INCO
Falconbridge
Footwall Target
NOTE: Unsurveyed Property Boundaries
Nickel Resource
Footwall Copper Resource
Surface Projection of Norite / SIC Contact
Fault



A
A'
McCreedy West Portal
Fort Knox Property
Levack No.2 Shaft
Surface
Upper Main Zone
East Main Zone
700 Complex
950 Zone
PM Zone
Boundary / Lower Main
1600 L
No. 7 Zone
1300 Zone
Inco
No. 3 Zone
UTEM Zone
1900 Zone
3600 L
Falconbridge
Falconbridge
1000 E
5000 E
10000 E
Longitudinal Section
NOTE: Property limits not surveyed and projection estimated
0 1000
ft
Mined Out
Near Production Targets
Advanced Exploration Targets



Massive Sulphide Footwall Veins

Detail Drilling Section



500 L
600 L
700 L
A
B
C
D
300 N
400 N
0 50
ft

Cu-Ni-PGM Veins	Site #	Cu %	Ni %	TPM g/t	Length ft
A	1	10.40	1.60	2.43	11.0
	2	17.55	0.30	3.26	9.3
	3	17.04	1.02	2.77	16.0
	4	3.05	0.10	2.71	4.7
C	13	19.80	0.72	8.96	3.0
	14	4.85	0.44	2.30	17.4
	15	9.02	0.26	7.65	11.9
	16	13.30	1.00	12.82	7.4
	17	10.40	0.96	4.11	10.4
	18	28.30	2.86	10.58	5.4
	19	28.70	3.22	9.70	3.8
	20	21.00	6.34	8.68	4.4

Fort Knox Gold Resources Inc.

2001 Highlights and Achievements

- Optioned five Sudbury area Ni-Cu-PGM-Au properties from Inco Limited containing known mineralized zones and existing surface and underground infrastructure.
- Formed the Sudbury Basin Joint Venture between Fort Knox Gold Resources Inc. (75%) and Dynatec Corporation (25%) to explore, develop and mine the optioned properties.
- Successfully completed a financing for proceeds of $8.0 million to fund its share of the first stage of exploration on the Sudbury properties.
- In March, aggressively began the initial $14.0 million exploration program (400,000' of drilling); expected to be completed by May 2003.



Estimated Value (US$ billions)
$340
$320
$300
$280
$260
$240
$220
$200
$180
$160
$140
$120
$100
$ 80
$ 60
$ 40
$ 20
$ 0
Others
Levack
Copper Cliff
Creighton
Frood Stobie
Sudbury
Grasberg
Olympic Dam
Red Dog
Goro
Koniambo
Antamina
Voisey's Bay
Kidd Creek
after Griffiths McBurney, Dec. 01



ONTARIO
Sudbury
Toronto

Table Of Contents

Annual General Meeting

The Annual General and Special Shareholders' Meeting of Fort Knox Gold Resources Inc. will be held on Thursday, June 13, 2002 at 4:30 pm (Toronto Time) at the TSE Conference Centre, 130 King Street West, Toronto, Ontario, M5X 1J2.

2002 First Quarter Report

for the three months ended March 31, 2002

FNX

FORT KNOX GOLD RESOURCES INC.


Norman
Levack
McCreedy West
Kirkwood
Sudbury
Victoria
FNX - JV Properties

Aggressive Explorer
...Emerging Producer

FORT KNOX GOLD RESOURCES
BALANCE SHEET
AS AT MARCH 31
(UNAUDITED)

	2002	2001
CURRENT ASSETS		
Cash and short term deposits	**$ 7,760,838**	$ 230,148
Accounts receivable and prepaid	**432,967**	59,910
Marketable securities	**2,750**	72,152
Prepaid expenses and deferred costs	**5,109**	4,303
	8,201,664	366,513
CAPITAL ASSETS	**175,458**	3,843
MINERAL EXPLORATION PROPERTIES (Note 2)	**8,669,421**	5,387,771
	$ 17,046,543	$ 5,758,127
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	**$ 269,259**	$ 91,252
SHAREHOLDERS' EQUITY		
CAPITAL STOCK (Note 3)	**22,275,975**	11,093,227
SPECIAL WARRANTS (Note 3)	**1,170,000**	-
DEFICIT	**(6,668,691)**	(5,426,352)
	16,777,284	5,666,875
	$ 17,046,543	$ 5,758,127

FORT KNOX GOLD RESOURCES INC.
STATEMENT OF CASH FLOWS
FOR THE THREE MONTH PERIOD ENDING MARCH 31
(UNAUDITED)

	2002	2001
CASH PROVIDED BY (USED IN):		
Operating activities:		
Net loss	$ (89,175)	$ (81,048)
Amortization	426	162
	(88,749)	(80,886)
Change in non-cash working capital balances	(208,611)	25,689
	(297,360)	(55,197)
Financing activities:		
Common shares issued	8,000,000	-
Financing cost	(613,469)	-
	7,386,531	-
Investing activities:		
Capital asset acquisitions	(171,006)	-
Mineral exploration expenditure	(193,375)	(174,261)
	(364,381)	(174,261)
Increase (decrease) in cash and short term deposits	6,724,790	(229,458)
Cash and short term deposits, beginning of the period	1,036,048	459,606
Cash and short term deposits, end of the period	$ 7,760,838	$ 230,148

FORT KNOX GOLD RESOURCES
STATEMENTS OF LOSS
FOR THE THREE MONTH PERIOD ENDING MARCH 31
(UNAUDITED)

	2002	2001
Income		
Interest earned	$ 23,385	$ 3,920
Cost and expenses		
Administration	102,281	84,806
Prospecting	9,853	-
Amortization	426	162
	112,560	84,968
Net loss	(89,175)	(81,048)
Deficit, beginning of period	(5,966,047)	(5,345,304)
Financing charges	(613,469)	-
Deficit, end of period	$ (6,668,691)	$ (5,426,352)
Net loss per share	$ (0.00)	$ (0.01)
Shares issued and outstanding	24,736,790	13,302,966

FORT KNOX GOLD RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDING
MARCH 31, 2002
(Unaudited)

1. ACCOUNTING POLICIES

The interim financial statements presented herein follow the same accounting policies and their methods of application as the 2001 financial statements. Generally accepted accounting principles for interim financial statements do not conform in all respects to the disclosures required for annual financial statements, and accordingly, these interim financial statements should be read in conjunction with the Company's audited financial statements and the accompanied notes contained in the Company's 2001 Annual Report.

2. MINERAL EXPLORATION PROPERTIES

	December 31 2001	Incurred this YTD	March 31 2002
Alaska, USA			
Nickolai	$2,675,184	$ 3,300	**$2,678,484**
Gunsite	206,763	-	**206,763**
	2,881,947	3,300	**2,885,247**
Manitoba			
McBratney Lake	279,110		**279,134**
	279,110	-	**279,134**
Ontario			
Larder Lake	1,122,122	-	**1,122,122**
Facet Township	950,857	-	**950,857**
Sudbury Basin	232,248	3,078,780	**3,311,028**
McCreedy	-	30,173	**30,173**
Levack	-	29,184	**29,184**
Victoria	-	26,340	**26,340**
Norman	-	31,849	**31,849**
Kirkwood	-	26	**26**
Other	3,438	23	**3,461**
	2,308,665	3,196,375	**5,505,040**
Total	$5,469,722	$ 3,199,675	**$8,669,421**

FORT KNOX GOLD RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDING
MARCH 31, 2002
(Unaudited)

3. CAPITAL STOCK

a) Shares issued:

	Shares	Consideration
Balance December 31, 2001	13,355,466	$11,119,651
Issued during this quarter:		
Private placement	4,000,000	4,000,000
Flow-through shares	4,000,000	4,000,000
Warrants exercised	375,000	150,000
Property options	3,006,324	3,006,324
	11,381,324	11,156,324
Balance March 31, 2002	**24,736,790**	**$22,275,975**

b) Warrants:

Expiry Date	Exercise price	Opening balance	Warrants issued	Warrants exercised	Closing balance
Special warrants:					
May 10, 2002	$ 0.40	3,300,000	-	375,000	**2,925,000**
Share purchase warrants:					
January 10, 2003	$ 1.00		2,496,879		**2,496,879**
		3,300,000	2,496,879	375,000	**5,421,879**

Broker warrants:

Expiry Date	Exercise price	Opening balance	Warrants issued	Warrants exercised	Closing balance
May 10, 2003	$ 0.40	198,000	-		**198,000**
July 10, 2003	$ 1.00		480,000		**480,000**
		198,000	480,000	-	**678,000**
Total warrants		3,498,000	2,976,879	375,000	**6,099,879**

FORT KNOX GOLD RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDING
MARCH 31, 2002
(Unaudited)

4. STOCK OPTIONS

	Expiry Date	Exercise price	Opening balance	Options granted	Options exercised	Closing balance
	November 15, 2004	$ 0.40	1,020,000	-	-	**1,020,000**
	May 3, 2006	$ 0.50	660,000	-	-	**660,000**
	May 3, 2006	$ 1.00	470,000	-	-	**470,000**
	May 29, 2006	$ 1.00	150,000	-		**150,000**
	June 12, 2006	$ 1.10	100,000	-	-	**100,000**
	November 8, 2006	$ 1.00	100,000	-		**100,000**
	November 13, 2006	$ 1.00	300,000	-		**300,000**
(1)	January 9, 2007	$ 1.50		200,000		**200,000**
(2)	March 12, 2007	$ 2.50		210,000		**210,000**
(3)	February 14, 2007	$ 2.08		280,000		**280,000**
(2)	February 18, 2007	$ 2.25		85,000		**85,000**
			2,800,000	775,000	-	**3,575,000**

(1) 8,907 of the Options are subject to shareholders' approval.

(2) These Options are subject to shareholders' approval.

(3) 200,000 of these options are subject to shareholders' approval

FORT KNOX GOLD RESOURCES INC.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2001

DATED MAY 31, 2002

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained herein including, without limitation, financial and business prospects and financial outlooks, may be forward-looking statements which reflect management's expectations regarding future plans and intentions, growth, results of operations, performance and business prospects and opportunities. Words such as "may", "will" "should", "could", "anticipate", "believe", "expect", "intend", "plan", "potential", "continue" and similar expressions have been used to identify these forward-looking statements. These statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements involve significant risk and uncertainties. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements including, but not limited to, changes in general economic and market conditions and other risk factors. Although the forward-looking statements contained herein are based upon what management believes to be reasonable assumptions, we cannot assure that actual results will be consistent with these forward looking statements. Investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date hereof and we assume no obligation to update or revise them to reflect new events or circumstances.

Forward-looking statements and other information contained herein concerning the mining industry and our general expectations concerning the mining industry are based on estimates prepared by us using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which we believe to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While we are not aware of any misstatements regarding any industry data presented herein, the industries involve risks and uncertainties and are subject to change based on various factors.

CERTAIN HISTORICAL INFORMATION CONTAINED IN THIS ANNUAL INFORMATION FORM HAS BEEN PROVIDED BY, OR DERIVED FROM INFORMATION PROVIDED BY, CERTAIN THIRD PARTIES. ALTHOUGH THE CORPORATION HAS NO KNOWLEDGE THAT WOULD INDICATE THAT ANY SUCH INFORMATION IS UNTRUE OR INCOMPLETE, THE CORPORATION ASSUMES NO RESPONSIBILITY FOR THE ACCURACY AND COMPLETENESS OF SUCH INFORMATION OR THE FAILURE BY SUCH THIRD PARTIES TO DISCLOSE EVENTS WHICH MAY HAVE OCCURRED OR MAY AFFECT THE COMPLETENESS OR ACCURACY OF SUCH INFORMATION BUT WHICH IS UNKNOWN TO THE CORPORATION.

GLOSSARY OF TERMS

The following capitalized terms used herein have the meanings set out below:

aeromagnetic anomaly	An anomaly generated by an airborne magnetic survey.
Ag	Silver.
Au	Gold.
BHID	Borehole Identification Number.
blebby	Containing blebs, or characterized by blebs which are globular in shape.
breccia	A rock dominated with angular fragments within a finer grained matrix and usually a product of faulting.
chalcopyrite	Copper Iron Sulphide – $CuFeS_2$. The main ore of copper.
closure plan	An environmental plan covering the closure of a mining operation.
Co	Cobalt.
contact deposits	In the Sudbury Camp these are deposits occurring at the contact between the Sudbury Igneous Complex (SIC) and the footwall country rocks.
Cu	Copper.
deposit	A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable ore body or as containing ore reserves.
development	The preparation of a known commercially mineable deposit for mining.
development stage	A company is in the development stage when it is engaged in the preparation of an established commercially mineable deposit (reserves) for its extraction which is not in the production stage.
diorite	Fine grained basic igneous rock. Usually intruded as a dyke.
dip	The inclination of a geologic structure (bed, vein, fault, etc.) from the horizontal; dip is always measured downwards at right angles to the strike.
disseminations	Mineralization distributed between the grains in a rock.
down dip	Down the plane of the dip; Opposite to up dip.
dyke	A long mass of erruptive rock.
dyke swarm	A multitude of dykes in various directions.

embayment	A topographic irregularity in the footwall in which mineralizing solutions may pond and give rise to orebodies.
exploration stage	A company is in the exploration stage when it is engaged in the search for mineral deposits which are not in either the development or production stage.
felsic (norite)	An iron/silica rich rock.
footwall deposits	Mineralization in the footwall below the contact with the SIC. Primarily fracture and vein type of mineralization.
fracture fillings	Material infilling fractures.
gabbro	A coarse grained calcic igneous rock.
geological survey	The exploration of an area through the use of physical properties relating to geology i.e. mapping. Geophysical methods include seismic, magnetic, gravity, induced polarization and other techniques.
gneiss	A metamorphic rock showing banding and resulting from regional metamorphism.
Gneissic	Term applied to the texture of gneiss.
grade	The amount of valuable metal in each tonne of ore, expressed as % for base metals and as grams per tonne for precious metals.
granitic plutons	Large intrusions of acid igneous rocks.
granodiorite	A quartz rich diorite with >10% K feldspar.
gravity anomaly	A geophysical anomaly based on density differences.
greywacke sandstones	A green/grey, granular sedimentary rock.
haulage drift	An underground tunnel for hauling materials and rock.
in-fill drilling	More detailed drilling generally used to follow up a discovery hole.
joint fillings	The material infilling joints in rocks.
Ma	Time measure. Millions of Years ago.1825 Ma=1.825 billion years.
mafic intrusive	An intrusion rich in iron and magnesia and low in silica.
metagabbro	Metamorphosed gabbro.
metasedimentary	Metamorphosed sedimentary rock.
micropegmatite	A pegmatite (dyke rock) with small fragments and inclusions.

migmatites	A textural term describing rocks of mixed igneous and metamorphic origin, such as bands, veins and pods of igneous rocks in a metamorphic host.
mineralization	A natural aggregate of one or more metallic minerals.
mineralized	Mineral-bearing; the minerals may have been either a part of the original rock unit or injected at a later time.
mineral reserves and mineral resources	Have the meaning ascribed to such terms by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000 as those definitions may be amended from time to time by the Canadian Institute of Mining, Metallurgy and Petroleum.
mining claim/mineral claim	That portion of public or private mineral lands which a party has staked or marked out in accordance with federal, provincial or state mining laws to acquire the right to explore for and exploit the minerals under the surface.
net smelter return royalty/NSR	A phrase used to describe a royalty payment made by a producer of metals based on gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.
Ni	Nickel.
Ni-Cu-PGM	Nickel-copper-platinum group metals.
norite	A dark coloured igneous rock with pyroxene.
ore	A metal or mineral or combination of these of sufficient value as to quality and quantity to enable it to be mined at a profit.
ore body (ies)	A body(ies) of rock containing economically extractable ore minerals.
Pd	Palladium.
pentlandite	Iron-nickel-sulphide.
PGM	Platinum Group Metals.
pipe	A rod shaped ore shoot.
plunge	The angle between any inclined plane and the horizontal plane. The term is used to designate the inclination of the axis of an oreshoot.
Pt	Platinum.
pyrrhotite	Magnetic iron sulphide.

reclamation	The process by which lands disturbed as a result of mining activity are reclaimed back to a beneficial land use. Reclamation activity includes the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings impoundments, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock piles and other disturbed areas.
recovery	A term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of ore. It is generally stated as a percentage of valuable metal in the ore that is recovered compared to the total valuable metal present in the ore.
refining	The final stage of metal production in which impurities are removed from molten metal.
rill	Irregular furrow-like physical feature.
schistoze	The cleavage in rocks that are sufficiently recrystallized to be termed schist or gneiss. Usually in metamorphic rocks.
sedimentary rock	Rocks formed from material derived generally by erosion of other rocks and laid down by a chemical or mechanical process i.e., limestone, shale and sandstone.
shaft	A vertical or steeply inclined passageway to an underground mine for moving personnel, equipment, supplies and material including ore and waste rock.
strike	The direction of the line of intersection of a bed or vein with the horizontal plane. The strike of a bed is the direction of a straight line that connects two points of equal elevation on the bed.
stringers	Narrow veins indicating proximity to larger systems.
tailings	The material that remains after all metals considered economic have been removed from ore during milling.
TPM	Total Precious Metals. In this case Platinum+ Palladium+Gold.
turbidite sequence	Sediment deposited as a result of an underwater slump or avalanche.
ultramafic	Rocks which are very basic (high in magnesia and iron)in composition as opposed to acidic. Usually host to nickel deposits.
xenolith	A foreign piece of rock that became enclosed in igneous rock prior to its solidification, thus forming an inclusion.

The terms "associate", "affiliate" and "subsidiary" have the meanings ascribed to such terms in the *Securities Act* (Ontario).

The following abbreviations of measurements are used herein:

Ha = hectares

Km = kilometres

m = metres

mamsl = metres above mean sea level

Conversion into imperial equivalents is as follows:

To Convert From	**To**	**Multiply By**
Centimeters	inches	2.54
Millimetres	inches	25.4
Meters	feet	3.281
Kilometers	miles	0.621
Hectares	acres	2.471
Tonnes	short tons	1.102
Grams	ounces (Troy)	0.032
Grams per tonne	ounce (Troy) per ton	0.029

CORPORATE STRUCTURE

Name and Corporation

Fort Knox Gold Resources Inc. (the "Corporation") was incorporated under the *Business Corporations Act* (Ontario) as "Fort Knox Gold Resources Inc." by articles of incorporation dated June 26, 1984. The Corporation became a reporting issuer in the Province of Ontario following the filing of an exchange offering prospectus dated November 26, 1984. The Corporation is also a reporting issuer in the Province of Alberta. The Corporation is proposing to change its name to FNX Mining Company Inc. by articles of amendment pending receipt of shareholder approval at a meeting scheduled for June 13, 2002.

The registered office of the Corporation is located at 200 King Street West, Toronto, Ontario, M5H 3W5 and the principal office of the Corporation is located at 347 Bay Street, Suite 300, Toronto, Ontario M5H 2R7.

The business of the Corporation consists of all phases of mineral exploration with a particular emphasis on exploration for commercial deposits of base and precious metals, including platinum-palladium and gold.

The Corporation has no material subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

The Corporation was founded in 1984 as Fort Knox Gold Resources Inc. The Corporation became a reporting issuer in the Province of Ontario following the filing of an exchange offering prospectus dated November, 1984. The Corporation is proposing to change its name to FNX Mining Company Inc. by articles of amendment pending receipt of shareholder approval at a meeting scheduled for June 13, 2002.

The following table lists all distributions of securities made by the Corporation other than the issue of stock options and distributions of Common Shares upon the exercise of stock options.

Date of Distribution	Method of Distribution	Number and Type of Security	Price per Security	Aggregate Gross Proceeds
November 29, 1999	Private placement	550,000 flow through Common Shares	$0.25	$ 137,500
March 15, 2000	Private placement	517,241 flow through Common Shares	$0.29	$ 150,000
May 3, 2000	Property acquisition	12,500 Common Shares	$0.25	$ 3,125
September 12, 2000	Property acquisition	10,000 Common Shares	$0.30	$ 3,000
September 13, 2000	Private placement	500,000 flow through Common Shares	$0.30	$ 150,000

Date of Distribution	Method of Distribution	Number and Type of Security	Price per Security	Aggregate Gross Proceeds
May 10, 2001	Private placement	3,300,000 Special Warrants(1)	$0.40	$1,320,000
May 29, 2001	Property acquisition	12,500 Common Shares	$0.53	$ 6,625
July 11, 2001	Property acquisition	20,000 Common Shares	$0.40	$ 8,000
September 10, 2001	Property acquisition	10,000 Common Shares	$0.30	$ 3,000
January 10, 2002	Private placement	8,000,000 Common Shares(2)	$1.00	$8,000,000
January 10, 2002	Property acquisition	3,006,324 Common Shares(3)	$1.00	$3,006,324
January 11, 2002	Exercise of special warrants	375,000 Common Shares	N/A	N/A
April 11, 2002	Exercise of share purchase warrants	35,000 Common Shares	$1.25	$43,750
April 30, 2002	Exercise of compensation option	180,000 Common Shares	$1.00	$ 180,000
May 10, 2002	Exercise of special warrants	2,925,000 Common Shares	N/A	N/A
May 15, 2002	Exercise of compensation option	144,000 Common Shares	$1.00	$ 144,000
May 16, 2002	Exercise of share purchase warrants	12,500 Common Shares	$1.25	$ 15,625
May 28, 2002	Exercise of compensation option	198,000 Common Shares	$0.40	$79,200
May 28, 2002	Exercise of compensation option	95,200 Common Shares	$1.00	$95,260

(1) Each special warrant was subsequently exercised to acquire one Common Share.
(2) Accompanied by 2,000,000 share purchase warrants exercisable at $1.25 until January 10, 2003.
(3) Accompanied by 496,879 share purchase warrants exercisable at $1.25 until January 10, 2003.

Significant Acquisitions - Acquisition of Inco Properties

On November 29, 2001 the Corporation and Inco Ltd. ("Inco") entered into a definitive agreement (the "Option to Purchase Agreement") to acquire a 100% interest in five mineral properties of Inco located in the Sudbury Basin, Ontario (collectively, the "Properties"), and the right to use such part of the surface rights and on-site facilities as are required to permit exploration, development and mining operations to be conducted on the Properties (the "Inco Acquisition"). The Option to Purchase Agreement became effective January 10, 2002 (the "Effective Date"). As partial consideration for the Option to Purchase Agreement, on January 10, 2002 the Corporation issued to Inco 3,000,324 Common Shares and 496,879 share purchase warrants exercisable at $1.25 per share until January 10, 2003 (hereinafter referred to as the "Payment Securities"). Inco owns approximately 19.3% of the issued and outstanding Common Shares as at May 31, 2002.

The Option to Purchase Agreement includes the following additional terms:

- In order to exercise the option to acquire the Properties (the "Option"), expenditures totalling Cdn. $30 million (the "Expenditure Requirement") are required to be incurred on the Properties over a 52 month period (the "Option Period") commencing the Effective Date of which Cdn. $14 million in expenditures are committed to be spent by April 10, 2003 (the "First Tranche").

- Inco has the right to nominate up to 20% of the number of the Corporation's directors to be elected at each annual meeting of the shareholders of the Corporation (the "Nomination Right").

- If the Corporation discovers a new deposit on any of the Properties that contains mineral resources in value (based on then current metal prices) of at least 600 million pounds of nickel, Inco has a right to retain or reacquire a 51% interest in such a new deposit (the "Back-in Right"). During the Option Period, Inco can elect to retain a 51% interest in such a new deposit by spending an amount equal to 200% of the Corporation's previous expenditures on the new deposit. After the expiry of the Option Period, Inco may elect to reacquire a 51% interest in such a new deposit, by bringing the new deposit into commercial production without recourse to the Corporation. Until Inco achieves payback, it shall receive 80% of net revenues from production from the new deposit. If Inco retains or reacquires a 51% interest in a new deposit, Inco and the Corporation will form a joint venture, with Inco as the operator, to hold and operate the new deposit.

- At any time when Inco holds more than 10% of the outstanding Common Shares, Inco has a pre-emptive right to participate in up to 20% of all private and public distributions of securities of the Corporation (the "Pre-emptive Right") to raise funds for the exploration, development or mining of the Properties subject to compliance with the rules and guidelines of the Toronto Stock Exchange (the "TSE") and applicable laws.

- Inco continues to be responsible for all environmental liabilities existing on the Properties at the Effective Date. The Corporation is responsible for all environmental liabilities incurred on the Properties that result from the actions of the Corporation after the Effective Date.

- Inco has a right of first offer to purchase any interest in the Properties that the Corporation proposes to sell to an arm's-length third party (the "Right of First Offer").

On the Effective Date, the Corporation and Inco entered into an off-take agreement (the "Off-take Agreement") granting Inco the right (the "Purchase Right") to purchase all mineral products produced on the Properties by the Corporation. Pursuant to the Off-take Agreement, Inco is required to pay the Corporation for recovered accountable metals derived from the Properties, less applicable milling, smelting and refining charges. Inco has the right to refuse to purchase any mineral products that are unsuitable for treatment or if Inco does not have sufficient processing capacity to handle such mineral products, in which case, the Corporation is entitled to have such mineral products processed by a third party whereby Inco will be entitled to be paid a 2% net smelter royalty for nickel, copper and cobalt and a net smelter royalty ranging from 2.5% to 5% for precious metals.

The Corporation has entered into a joint venture arrangement with Dynatec Corporation ("Dynatec") which became effective on the Effective Date, pursuant to which Dynatec has the right to acquire 25% of the Corporation's interest in the Option to Purchase Agreement. Accordingly, the Corporation's share of the First Tranche of the Expenditure Requirement will be $7 million. Inco's Right of First Offer does not apply to any transfer of interest in the Properties between the Corporation and Dynatec.

Technical Report

Dr. James M. Patterson, BA (Hons. Geology), Ph.D., DIC. ("Patterson") prepared a report for the Corporation dated November 7, 2001, relating to the Properties, entitled Property Report, Sudbury, Ontario Cu-Ni-PGE Properties (Victoria, McCreedy West, Levack, Norman and Kirkwood) which report was updated May 31, 2002 to reflect further exploration to May 31, 2002 (such report, as updated, is referred to herein as the "Property Report"). Set forth as Appendix A to this annual information form is a summary of the Property Report which has been prepared under the authority, and with the consent of Patterson and in some cases is an extract from the Property Report.

Valuation and Consideration for Inco Acquisition

As required by the Option to Purchase Agreement, in consideration of the acquisition of the Properties, in addition to the Payment Securities, the Corporation provided other non-cash consideration to Inco in the form of the Expenditure Right, the Pre-emptive Right, the Nomination Right, the Purchase Right, the Back-in Right and the Right of First Offer (collectively referred to as the "Other Non-Cash Consideration").

Joseph George Spiteri and Gary A. Cohoon of Spiteri Geological and Mining Consultants Inc. ("SGM") prepared a valuation dated November 1, 2001 (the "Valuation Report") of the Properties, the Payment Shares, the Expenditure Right, the Back-in Right and the Right of First Offer (collectively referred to as the "Material Consideration"). Set forth below is a summary of the value attributed by some in the Valuation Report to the Material Consideration.

Summary of Attributed Values from Valuation Report

SGM was retained by the Corporation to complete an independent technical review of the Properties, to provide an opinion as to the fair market value of the Properties and to value the Material Consideration. The purpose of the valuation was to provide a basis for the acquisition of the Properties by the Corporation. The Valuation Report was prepared by SGM based on technical and ownership information provided by the Corporation and Inco.

As no definitive resource or reserve estimates have been made for the Properties in accordance with the requirements of National Instrument 43-101 - *Standards of Disclosure for Mineral Projects* ("NI 43-101"), an income related valuation of the Properties was not conducted. The valuation of the Properties was based on the market and cost related methods. As at October 19, 2001, SGM estimated the fair market value of the Properties to range between $4.5 million and $20 million, having an intuitive floor value as estimated by SGM of $5 million and a ceiling of $12 million. Fair market value for the purposes of the Valuation Report was defined as the highest price available in an open and unrestricted market between informed, prudent parties acting at arm's length and under no compulsion to act, expressed in terms of money or money's worth.

The following table reflects the minimum and maximum values attributed by SGM to the Material Consideration:

Consideration Valued	Minimum Value ($)	Maximum Value ($)
Payment Securities	2,452,155	2,757,760
Expenditure Requirement	50,000	100,000
Back-in Right	10,000	20,000
Right of First Offer	25,000	75,000
TOTAL	2,537,155	2,952,760

THIS SUMMARY OF THE VALUATION REPORT IS NOT A COMPLETE DESCRIPTION OF THE ANALYSIS PERFORMED BY SGM AND IS QUALIFIED BY REFERENCE TO THE VALUATION AND OPINION OF SGM SET FORTH IN THE VALUATION REPORT OF SGM DATED NOVEMBER 1, 2001. THE FULL TEXT OF THE VALUATION REPORT SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN IN CONNECTION WITH THE VALUATION OF THE PROPERTIES AND IS AVAILABLE ON SEDAR.

Trends

The Corporation is engaged in the acquisition, exploration and development of mineral properties with an emphasis on the exploration of base and precious metal deposits, including platinum-palladium and gold. The market price of platinum rose steadily over the three years prior to 2001 and has since fallen from its peak. The market price of platinum has recently shown an upward trend as the global economy recovers from its low and industrial demand for PGMs increase. The market price of palladium has also peaked during the past three years and has since fallen from its peak. The market price of palladium has recently recovered somewhat as industrial demand improves. Although, the price of copper has been depressed for the past several years, prices for this metal are also recovering as the world's economy improves. The price of nickel has been strong to moderate for the past several years. The demand for nickel is forecasted by the major nickel producers to exceed production starting in 2004.

NARRATIVE DESCRIPTION OF THE BUSINESS

Principal Properties

The Corporation's current business is conducted primarily in Ontario, Canada. As at the date hereof, the Inco Properties constitute the only material properties of the Corporation. The Corporation also holds interests in a number of other base metal properties, including platinum–palladium properties, a summary of which is provided below:

Nikolai Claims, Yukon Territories

This property consists of three groups of contiguous claims totalling 827 mining claims in the State of Alaska within an area of interest of 33,220 ha (the "Nikolai Claims").

Pursuant to an option agreement with American Copper & Nickel Corporation Inc. ("AMCI", a wholly-owned subsidiary of Inco) the Corporation previously held the option to earn an aggregate 45% undivided interest in the Nikolai Claims and an adjoining property consisting of 526 contiguous mining claims in the Yukon Territories (the "Klu Property"). The option was exercised to earn a 20% undivided interest in 1999 by issuing 225,000 Common Shares. On September 1, 1999, the option agreement was terminated and the Corporation increased its ownership interest in the Nikolai Claims from 20% to 100%, subject to a two percent payable to AMCI and Inco retained a 100% interest in the Klu Property, subject to a 2.9% NSR royalty to the Corporation.

The Nikolai Claims are currently inactive and the Corporation is seeking a joint venture partner to participate in and fund the next phase of work on the Nikolai Claims. On August 22, 2001, the Corporation announced that it had optioned the Canwell property (comprising 44 state claims, (or 2.75 square miles), of the Nikolai Claims) to Nevada Star Resources Corp. ("Nevada Star"). Nevada Star can acquire a 60% interest in the Canwell property by spending U.S. $600,000 and issuing 200,000 Nevada Star common shares to the Corporation over a four year period. After Nevada Star earns a 60% interest in the Canwell property, the companies will form a joint venture and will fund all future expenditures in proportion to their venture interests. Nevada Star will be the operator and conduct all exploration activities on the property.

Larder Lake Property, Ontario

On October 1998 the Corporation entered into an option/joint venture agreement on the Cheminis, Bear Lake, and Fernland mineral properties, held by NFX Gold Inc. ("NFX") in the Larder Lake area of northeastern Ontario (collectively called the "Larder Lake Property"). The Larder Lake Property covers 4.5 km of strike length of the Larder Lake Break. In 1999, the Corporation earned an undivided 25% interest in the Larder Lake Property after making a cash payment of $12,500 and expending $1 million on exploration on the property. NFX and the Corporation have formed a joint venture to manage the Larder Lake Property. NFX, the joint venture operator, is maintaining the Larder Lake Property on a standby basis.

Gunsite Property, Alaska

The Corporation currently owns a 100% interest in the 7,560 acre property in Alaska (the "Gunsite Property"). The Gunsite Property is located about 90 miles north of Anchorage, Alaska. The Corporation is actively seeking a joint venture partner to participate in and fund the next phase of work on the Gunsite Property.

McBratney Lake Platinum-Palladium Property, Manitoba

In September, 2000, the Corporation entered into an option to purchase agreement with Hudson Bay Exploration and Development Co. Ltd. ("HBED") to acquire a 100% interest in the McBratney Lake high-grade, platinum-palladium property located seven kilometres east of Flin Flon, northern Manitoba (the "McBratney Lake Property").

The agreement granted the Corporation the right to acquire a 100% interest in the McBratney Lake Property by spending $1,050,000 on exploration, paying HBED $120,000 in cash and issuing to HBED 410,000 Common Shares over a five-year period. As required, the Corporation spent the minimum of $150,000 on exploration in the first year of the agreement. The property is subject to a 2.5% net smelter royalty payable to HBED.

To date the Corporation has conducted geological mapping and prospecting, geophysical surveys, soil geochemistry, diamond drilling and stripping for a total cost and expenditure of $288,000, including options payments. A 2002 program of geophysical surveys, geological mapping, prospecting and additional diamond drilling has been recommended. The Corporation is currently seeking joint venture partners to fund, and act as operator in respect of, future work on the McBratney Lake Property.

Employees

The Corporation had 16 full-time and 6 part-time employees as at May 31, 2002. The Corporation also engages independent contractors and consultants from time to time to carry on business. The Corporation anticipates hiring additional people as its infrastructure requirements increase as it further explores and develops the Properties.

Competitive Conditions

The mineral exploration and mining business is competitive in all phases of exploration, development and production. The Corporation competes with a number of other entities in the search for and the acquisition of productive mineral properties. As a result of this competition, the majority of which is with companies with greater financial resources than the Corporation, the Corporation may be unable to acquire attractive properties in the future on terms it considers acceptable. As well, the Corporation competes with other companies for the recruitment and retention of qualified employees. Finally, the Corporation competes with other resource companies, many of whom have greater financial resources and/or more advanced properties, in attracting equity and other capital.

The ability of the Corporation to acquire properties depends on its ability to develop its present properties and on its ability to select, acquire and bring to production suitable properties or prospects for mineral exploration and development. Factors beyond the control of the Corporation may affect the marketability of base metals and gold mined or discovered by the Corporation. Base metal and gold prices have historically been subject to fluctuations and are affected by numerous factors beyond the control of the Corporation. See "Risk Factors".

Risk Factors

Mining Industry

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by the Corporation will result in a profitable commercial mining operation.

Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Corporation not receiving an adequate return on invested capital.

Mining operations generally involve a high degree of risk. The Corporation's operations are subject to all the hazards and risks normally encountered in the exploration, development and production of ore, including unusual and unexpected geology formations, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk will be taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

The Corporation's activities are directed towards the search, evaluation and development of mineral deposits. None of the mineral properties in which the Corporation has an interest contains a known body of commercial ore and any exploration programs thereon are exploratory searches for ore. There is no certainty that the expenditures to be made by the Corporation as described herein will result in discoveries of commercial quantities of ore. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. The Corporation will compete with other interests, many of which have greater financial resources than it will have for the opportunity to participate in promising projects. Significant capital investment is required to achieve commercial production from successful exploration efforts.

Government Regulation

The exploration activities of the Corporation are subject to various federal, provincial and local laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substance and other matters. Exploration activities are also subject to various federal, provincial and local laws and regulations relating to the protection of the environment. These laws mandate, among other things, the maintenance of air and water quality standards, and land reclamation. These laws also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Although the Corporation's exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of exploration, mining and milling or more stringent implementation thereof could have a substantial adverse impact on the Corporation.

Government approvals and permits are currently, and may in the future be, required in connection with the Corporation's operations. To the extent such approvals are required and not obtained, the Corporation may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Corporation and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Permits and Licences

The exploitation and development of mineral properties may require the Corporation to obtain regulatory or other permits and licences from various governmental licensing bodies. There can be no assurance that the Corporation will be able to obtain all necessary permits and licences that may be required to carry out exploration, development and mining operations on its properties.

Environmental Risks and Hazards

All phases of the Corporation operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased finds and penalties for noncompliance, more stringent environmental assessments of proposed projects and heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation's operations. Environmental hazards may exist on the properties on which the Corporation holds interests which are unknown to the Corporation at present which have been caused by previous or existing owners or operators of the properties. The Corporation may become liable for such environmental hazards caused by previous owners and operators of the properties even where it has attempted to contractually limit its liability.

Production of mineral properties may involve the use of dangerous and hazardous substances such as sodium cyanide. While all steps will be taken to prevent discharges of pollutants into the ground water the environment, the Corporation may become subject to liability for hazards that cannot be insured against.

Commodity Prices

The profitability of mining operations is significantly affected by changes in the market price of base metals and gold. The level of interest rates, the rate of inflation, world supply of base metals and gold and stability of exchange rates can all cause significant fluctuations in base metal and gold prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The price of base metals and gold has fluctuated widely in recent years, and future serious price declines could cause continued commercial production to be impracticable. Depending on the price of base metals and gold, cash flow from mining operations may not be sufficient. Any figures for reserves presented by the Corporation will be estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations and the price of base metals and gold may render reserves uneconomical. Moreover, short-term operating factors relating to the reserves, such as the need for orderly development of the ore bodies or the processing of new or different grades of ore, may cause a mining operation to be unprofitable in any particular accounting period.

Uninsured Risks

The Corporation carries insurance to protect against certain risks in such amounts as it considers adequate. Risks not insured against include environmental pollution or other hazards against which such corporations cannot insure or against which they may elect not to insure.

Conflicts of Interest

Certain of the directors of the Corporation also serve as directors of other companies involved in natural resource exploration and development, including without limitation, Inco and consequently there exists the possibility for such directors to be in a position of conflict. Any decision made by such directors involving the Corporation will be made in accordance with their duties and obligations to deal fairly and in good faith with the Corporation and such other companies. In addition, such directors will declare, and refrain from voting on, any matter in which such directors may have a conflict of interest.

Land Title

The Corporation has not obtained title opinions with respect to any of its properties and, consequently, no assurances can be given that there are no title defects affecting such properties.

Joint Venture

The Corporation may enter into one or more joint ventures in the future, in addition to the joint venture with Dynatec. See "General Development of the Business – Significant Acquisitions – Acquisition of Inco Properties." Any failure of Dynatec or any other joint venture partner to meet its obligations could have a material adverse affect on such joint ventures. In addition, the Corporation may be unable to exert influence over strategic decisions made in respect of properties subject of such joint ventures.

SELECTED FINANCIAL INFORMATION

The following table sets forth selected financial information of the Corporation for the fiscal years ended December 31, 2001 (comprised of six months), June 30, 2001 and 2000. The Corporation's audited financial statements for the fiscal year (comprised of six months) ended June 30, 2002 are attached hereto as Appendix B. The following summary of selected audited financial information is derived from, and should be read in conjunction with, and is qualified in its entirely by reference to the Corporation's audited financial statements, including the notes thereto, for the fiscal years ended December 31, 2001 (comprised of six months), June 30, 2001 and June 30, 2000:

	Six Months Ended December 31,	Years Ended June 30,	
	2001	2001	2000
Interest Income	$19,668	$28,777	$35,926
Administration Expenses	$187,568	$146,656	$163,688
Prospecting Expenses	$53,312	$59,165	$34,973
Operating Loss (Before Mineral Exploration Properties Written Off)	$222,011	$193,555	$178,091
Mineral Exploration Properties Written Off	$272,089	$78,628	$704,968
Net Loss	$336,675	$272,183	$808,659
Loss per Share	$0.03	$0.02	$0.07
Balance Sheet Information	**As at Dec. 31, 2001**	**As at June 30, 2001**	**As at June 30, 2000**
Cash and short term deposits	$1,036,048	$1,329,070	$614,373
Current Assets	$1,168,183	$1,438,055	$711,443
Mineral exploration properties	$5,469,722	$5,436,204	$5,033,414
Current Liabilities	$169,178	$76,659	$28,872
Shareholders Equity	$6,473,605	$6,801,280	$5,716,709

Quarterly Financial Information

The following table is a summary of selected quarterly financial information of the Corporation for each of the eight most recently completed quarters ending at March 31, 2002:

	Three Months Ended			
	March 31/02	Dec. 31/01	Sept.30/01	June 30/01
Income	$23,385	$6,778	$12,890	$9,068
Expenses	$112,560	$195,800	$45,879	$81,417
Net Loss	$89,175	$189,012	$32,989	$72,349
Loss per share	Nil	$0.01	$0.01	$0.01

	Three Months Ended			
	March 31/01	Dec 31/00	Sept 30/00	June 30/00
Income	$3,920	$7,535	$8,254	$8,602
Expenses	$84,968	$85,968	$48,607	$190,107
Net Loss	$81,048	$78,433	$40,353	$181,505
Loss per Share	$0.01	$0.01	$0.00	$0.02

Dividends

The Corporation does not currently have a policy of declaring or paying dividends on its Common Shares and intends to retain future earnings, if any, for use in its business and does not anticipate paying dividends on its common shares in the foreseeable future. Any determination to pay any future dividends will remain at the discretion of the board of directors of the Corporation and will be made based on the financial condition and other factors deemed relevant by the board of directors. The Corporation has not paid any dividends since its incorporation.

MANAGEMENT DISCUSSION AND ANALYSIS OF OPERATING RESULTS

General

The Corporation is principally engaged in the acquisition, exploration and development of mineral properties with an emphasis on the exploration of base and precious metal deposits, including platinum-palladium and gold. The Inco Acquisition having been completed, the Properties are the Corporation's most significant asset. See "General Development of the Business – Significant Acquisitions – Acquisition of the Inco Properties". The Corporation also owns or has options to acquire interests in other properties, all of which are in the exploration stage and are located in Alaska, Manitoba and Ontario. See "Narrative Description of the Business – Principal Properties". The Corporation intends to seek joint venture partners to manage and fund exploration on its properties that are not part of the Inco Acquisition.

During the fiscal year (comprised of six months) ended December 31, 2001, the Corporation issued 10,000 Common Shares pursuant to certain property acquisitions to raise aggregate consideration of $9,000.

The Corporation changed its fiscal year end from June 30 to December 31 effective in 2001. Accordingly, the financial statements at December 31, 2001 are for the year (comprised of six months) ended December 31, 2001 and the comparative figures discussed below are for the year (comprised of 12 months) ended June 30, 2001, unless otherwise noted.

Results of Operations

Exploration expenditures related to specific properties are deferred while certain administrative and overhead charges are expensed as they are incurred in the Statement of Operations and Deficit. As an exploration company, the Corporation has no regular income and therefore relies upon the sale of equity to finance its operations.

The Corporation had a net loss for the fiscal year (comprised of six months) ended December 31, 2001 of $336,675 ($0.03 per share) compared with a net loss of $272,183 ($0.02 per share) for the year ended June 30, 2001. The increased net loss incurred in the fiscal year (comprised of six months) ended December 31, 2001 compared to the year ended June 30, 2001 was attributable primarily to higher mineral exploration properties having been written off ($272,089 for the six months period ended December 31, 2001 compared to $78,628 for the year ended June 30, 2001). The greater write-offs in mineral exploration properties and exploration expenditures during the fiscal year (comprised of six months) ended December 31, 2001 resulted from the Corporation's decision to write-off its exploration expenditures made on the Watts River Manitoba and Grassbery Saskatchewan projects. Overall, expenses for the fiscal year (comprised of six months) ended December 31, 2001 were $513,768 compared to $300,960 for the year ended June 30, 2001. The increased expenses related primarily to completion of the Corporation's negotiations and due diligence relating to the Inco Acquisition and the stronger period of time during the year ended December 31, 2001. The Corporation's losses during the fiscal year (comprised of six months) ended December 31, 2001 were offset somewhat by a gain on the sale of marketable securities of $157,425.

Liquidity and Capital Resources

The Corporation's cash position at December 31, 2001 was $1,036,048 compared to $1,329,070 for the year ended June 30, 2001. Working capital as at December 31, 2001 was $999,005, down from $1,361,396 for the year ended June 30, 2001 as a result of the decreased cash position and greater accounts payable and accrued liabilities ($169,178 at December 31, 2001 compared to $76,659 at June 30, 2001).

Subsequent to the period ended December 31, 2001 on the Effective Date (January 10, 2002), $8,000,000 raised by a financing agent on behalf of the Corporation was released to the Corporation. The financing involved the sale of 4,000,000 flow-through Common Shares at $1.00 per Common Share and 4,000,000 units at a price of $1.00 per unit, each unit being comprised of one Common Share and one-half of one share purchase warrant with each share purchase warrant being exercisable for one Common Share at an exercise price of $1.25 per Common Share until January 10, 2003.

The proceeds of this financing were released to the Corporation on the Effective Date. On this date, the Corporation also issued to Inco 300,324 Common Shares and 496,879 share purchase warrants exercisable at $1.25 per share until January 10, 2003. See "General Development of the Business – Significant Acquisitions – Acquisition of Inco Properties" for further details regarding the Option to Purchase Agreement.

The discovery, development and acquisition of mineral properties are in many instances unpredictable events. Future base metal prices, the success of exploration programs and other property transactions can have a significant impact on capital requirements. Should the Corporation further develop any of its properties or acquire additional properties that warrant further exploration or development, the Corporation may fund its capital requirements by arranging further equity financing, issuing long term debt, arranging joint ventures with other companies, or through a combination of the above.

DIRECTORS AND OFFICERS

The name, municipality of residence and position held by each director and executive officer of the Corporation are set out below:

Name and Municipality of Residence	Position with Corporation	Period of Service	Present Occupation if Different from Office Held [(1)]
A. Terrance MacGibbon Oakville, Ontario	President and Director	Since 1997	N/A
Terrence Podolsky Oakville, Ontario	Director	Since 1984	Consulting Geologist
Donald M. Ross Toronto, Ontario	Director	Since 1984	Chairman of the Board of Jones, Gable & Co. Ltd.
Robert D. Cudney Toronto, Ontario	Director	Since 1993	President and Chief Executive Officer, Northfield Capital Corporation
Bert E. MacNabb Oakville, Ontario	Director	Since 1996	Manager of Project Evaluation, Inco Limited
Wayne G. Beach Toronto, Ontario	Director	Since 1996	Barrister and Solicitor

Name and Municipality of Residence	Position with Corporation	Period of Service	Present Occupation if Different from Office Held (1)
James Ashcroft Sudbury, Ontario	Director	Since 2001	Consulting Mining Engineer
Jay Goldman Toronto, Ontario	Corporate Secretary	Since 2001	Barrister and Solicitor
James Patterson Oakville, Ontario	Vice-President, Exploration	Since 2002	N/A
David Constable Burlington, Ontario	Vice-President, Investor Relations and Corporate Affairs	Since 2002	N/A

(1) All of the foregoing directors and officers have held their present position(s) with the same or associated firms or organizations during the past five years except for A. Terrance MacGibbon who, prior to November 1997 was director of exploration of Inco; James Patterson who, from October 2001 to April 2002 was a consultant to the Corporation, from 1999 to 2001, was Vice-President Exploration and a director of Crowflight Minerals Inc. and Hornby Bay Exploration Ltd. and from 1996 to 1999 was Vice-President and a director of Mispec Resources Inc.; and David Constable who, from August 1997 to May 2002 was Vice-President Investor Relations at Normandy Mining Limited and prior to August 1997 was Vice-President Investor Relations at Philex Gold Inc.

Each director has held of the office of director since the time indicated above, and will hold office until the next annual meeting or until his successor is duly elected unless his office is earlier vacated in accordance with the by-laws of the Corporation. The directors and officers of the Corporation own, directly or indirectly, an aggregate of 953,801 Common Shares as at April 15, 2002, representing approximately 3.4% of the issued and outstanding Common Shares as at May 31, 2002. Mr. Beach, a director of the Corporation, was a director and officer of Newstar Resources Inc., which, in July 1999, was subject to a cease trade order for failing to file financial statements (as a result of the bankruptcy of its subsidiary). Mr. Patterson, Vice-President of the Corporation, was a director of Mispec Resources Inc., which in January 2000, was subject to a cease trade order for failing to file financial statements.

Conflicts of Interest

Mr. MacNabb, a director of the Corporation, is the Director, Exploration of Inco, which owns, directly or indirectly, approximately 19.3% of the issued and outstanding Common Shares as at May 31, 2002.

MARKET FOR SECURITIES

The Common Shares are listed and posted for trading on the Toronto Stock Exchange under the symbol "FNX".

SHARE CAPITAL

The authorized capital of the Corporation consists of an unlimited number of Common Shares of which 28,466,490 Common Shares were issued and outstanding as at May 31, 2002. The Corporation does not currently pay and does not intend to pay any dividends on the Common Shares.

ADDITIONAL INFORMATION

Additional financial information is provided in the Corporation's Financial Statements for the fiscal year (comprised of six months) ended December 31, 2001.

The Corporation will provide to any person, upon request:

(a) when the securities of the Corporation are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities,

(i) one copy of the Annual Information Form of the Corporation (the "AIF"), together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF,

(ii) one copy of the comparative financial statements of the Corporation for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Corporation subsequent to the financial statements for its most recently completed financial year,

(iii) one copy of the information circular of the Corporation in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate, and

(iv) one copy of any other documents that are incorporated by reference into the preliminary prospectus or the prospectus and are not required to be provided under (i) to (iii) above; or

(b) at any other time, one copy of any other documents referred to in (1)(a)(i), (ii) and (iii) above, provided the Corporation may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Corporation.

Additional information including directors' and officers' remuneration and indebtedness, principal holders of the issuer's securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in the Corporation's information circular for its most recent annual meeting of shareholders that involved the election of directors, and additional financial information is provided in the Corporation's comparative financial statements for its most recently completed financial year.

For additional copies of this Annual Information Form please contact:

FNX Mining Company Inc.
Suite 300, 347 Bay Street
Toronto, Ontario M5H 2R7

Tel: (416) 628-5928
Fax: (416) 628-5911

Email: info@fnxmining.com

APPENDIX A

SUMMARY OF PROPERTY REPORT

Dr. James M. Patterson, BA (Hons. Geology), Ph.D., DIC, ("**Patterson**") has prepared a report for Fort Knox Gold Resources Inc. (the "**Corporation**") dated November 7, 2001 and updated May 31, 2002 (such report, as updated, is referred to as the "**Property Report**"), and is a qualified person as such term is defined in **National Instrument 43-101** - ***Standards of Disclosure for Exploration and Development and Mining Properties*** ("**NI 43-101**"). This Appendix A to the annual information form of the Corporation dated May 31, 2002 contains a summary of the Property Report.

1. INTRODUCTION

The Corporation's Option to Purchase Agreement with Inco became effective January 10, 2002 providing the Corporation with the opportunity to earn a 100% interest in five mineral Properties in the Sudbury Basin area of northeastern Ontario.

The property package includes the former producing mines: Victoria, McCreedy West, Levack, Norman and Kirkwood mines (Figure 1). Patterson noted in the Property Report that this property package offers the Corporation the opportunity to acquire advanced exploration properties with the potential for near term production and new discoveries. Following the execution of the Option to Purchase Agreement with Inco and the Corporation obtaining all required regulatory and shareholder approvals, the Corporation formed a joint venture with Dynatec (75%, Fort Knox and 25%, Dynatec) to explore, develop and, if economically appropriate, mine these properties. This joint venture is known as the Sudbury Basin Exploration & Mining Joint Venture (the "Sudbury Basin JV").

The Property Report uses mineral names and abbreviations, which may be unfamiliar. These are contained in explanatory tables in Section 11 of this summary of the Property Report.

The following table summarizes the production history of the Properties and demonstrates the longevity, scope and grade of the operations.

TABLE 1: Sudbury Project Properties – Production History

Property	Production Data							
	Years	**Tons**	**Cu %**	**Ni %**	**Pt oz/t**	**Pd oz/t**	**Au oz/t**	**TPMs oz/t**
Victoria	1900-23 1973-78 Total	890,000 650,000 1,540,000	2.99 1.26 2.26	2.12 0.83 1.57	Na na na	na na na	na na na	Na 0.07 +0.06[1]
McCreedy West	1974-98	15,800,000	1.70	1.44	0.02	0.02	0.01	0.05
Levack	1915-29 1937-97	Na 60,560,000	1.31	2.00	0.02	0.02	0.01	0.05

Property	Production Data							
	Years	Tons	Cu %	Ni %	Pt oz/t	Pd oz/t	Au oz/t	TPMs oz/t
Norman[2]	1988-91 1994-97	Na 5,710,000	0.33	0.95	Na	na	na	0.11
KirkwoodOpen Pit	1914-16 1969-76 1970-72 Total	71,600 2,488,000 134,800 2,694,400	1.53 0.99 0.96 1.00	2.81 0.87 0.53 0.90	Na na na na	na na na na	na na na na	Na na na na

Notes: [1] Total PMs estimated in line with production data from 1973-1978 (JMP).

[2] Production from the Whistle Mine.

na: Not assayed or assays unavailable for these elements.

2. THE SUDBURY AREA

2.1 General

The Properties are owned 100% by Inco, are located in close proximity to the City of Sudbury, in north-eastern Ontario and approximately 400 kilometres ("**km**") north of Toronto. With a population of some 165,000, Sudbury is the major centre in north-eastern Ontario for mining, medicine, education, business and commerce, and government administration. All of the Properties are located within 35 km from Sudbury and adjacent to serviced communities with a mining tradition and base.

All Properties are accessible by wheeled vehicles on a 12-month basis and year-round mining programs can be carried out on all Properties.

The area of the Properties has a history of nickel and copper mining stretching back over 100 years with two of the world's major nickel producers, Inco Limited and Falconbridge Limited ("**Falconbridge**") having been active in the area since 1902 and 1928 respectively. These companies have extensive mining, smelting and refining operations in the area and these constitute the largest fully integrated mining complex in the world. The nickel-copper-platinum group metals ("**Ni-Cu-PGM**") ore bodies at Sudbury constitute the world's largest known concentration of Ni-Cu sulphides. Total reserves and historic production are estimated at 1.66 billion tonnes of ore with the production of in excess of 8.5 million tonnes of nickel metal and 8.4 million tonnes of copper metal. Platinum Group Metals, gold and cobalt are among important by-products recovered from these ores.

2.2 Physiography and Climate

The area is located in the Canadian Shield with a typical topography of low, rocky hills interspersed with numerous lakes and swamps. Elevations range from 230 to 460 metres ("**m**") above sea level with local relief in the order of 30 to 60 m. The major topographic feature of the area is the Sudbury Basin which forms an elliptical ring some 60 km in the north-east direction by 28 km wide. The topographically higher outer portions of the Basin are formed by igneous rocks of the Sudbury Igneous Complex (the "**SIC**"). The northern, southern and eastern parts of the rim are referred to as the North Range, South Range and East Range, respectively. The central part of the Basin is occupied by low-lying flat agricultural land.

The dominant vegetation type is temperate boreal forest which, before the onset and growth of the mining industry, supported a thriving lumber industry. The climate is northern temperate with warm summers and cold winters. Average temperatures range from 24.8° C in the summer to minus 8.4° C in winter and with annual precipitation of 62.2 cm of rain and 247.5 cm of snow.

3. GEOLOGY OF THE SUDBURY AREA

All five of the proposed project areas lie within the confines of the Sudbury Structure (Figure 1). This structure straddles the boundary between the Archean Superior Province and the Early Proterozoic Southern Province. The Late Proterozoic Grenville Province and its northern limit, the Grenville Front, lie some 10 km south of the Sudbury Structure.

The Superior Province Archean rocks to the north of the Sudbury Structure consist mainly of granitic plutons and gneisses and minor volcanic rocks of the Levack Gneiss Complex which has been dated at 2700 Ma and which were deformed and metamorphosed by a 2640 Ma tectonic event. A swarm of north-west-trending dykes, known as the Matachewan dyke swarm, intrudes the Archean rocks.

South of the Superior Province is the younger Southern Province of Early Proterozoic age represented by metavolcanic and metasedimentary rocks deposited between 2490 and 2200 Ma. These rocks are extensively intruded by sills and dykes of Nipissing Diabase dated at 2200 Ma.

3.1 The Sudbury Structure

Superimposed on the rocks of the Superior and Southern Provinces is the Sudbury Structure. This is the geological expression of events triggered by the impact of a giant meteorite approximately 1850 Ma ago, followed by deposition of fallback material and Whitewater Group sediments, intrusion of the SIC, and formation of the well known and economically important Ni-Cu-PGM deposits.

Modelling of the Sudbury Structure suggests that the original crater caused by the meteorite was more than 150 km in diameter. Erosion has exposed the smaller, lower portion of the crater and tectonic squeezing and thrusting has deformed the once circular structure into the elliptical shape of today. Extensive thrusting of the South Range exposes a deeper level of the SIC compared to the North and East Ranges. This difference in level is reflected in variations in the petrology and the nature of the ore bodies between the North and South Ranges.

There are three main lithological components recognizable within the Sudbury Structure:

1. Sudbury Breccia- brecciated rocks surrounding the structure;

2. SIC; and

3. Whitewater Group sediments occupying the centre of the basin.

3.1.1 Sudbury Breccia

An important feature of an impact site is the extensive brecciation of the rocks around the point of impact. This is particularly evident in the rocks which encircle the Sudbury Structure and form the footwall to the SIC. This impact-derived brecciation is commonly referred to as '**Sudbury Breccia**" and is concentrated in the country rocks close to the SIC and decreases in intensity outwards from this body for a distance of up to 80 km.

The Breccia occurs as erratic and irregular zones of brecciated country rock, characterized by extreme variability in distribution, size and geometry.. Zones of Sudbury Breccia vary from many meters across to thin veins. Angular to semi-rounded clasts of country rock, varying in size from minute fragments to massive boulders, occur in a finely-comminuted, dark, flow-banded matrix. The matrix is thought to have formed by the rapid injection of locally crushed and frictionally melted material created by violent movements at the time of impact and is referred to as pseudotachylite. Close to the SIC, the Sudbury Breccia matrix commonly displays thermal metamorphic effects and is termed meta-Sudbury Breccia.

Of vital importance for ore formation is that Sudbury Breccia, adjacent to Ni-Cu sulphide deposits at the SIC footwall contact, has provided an environment conducive to the migration of copper and precious metals into the footwall to form Cu/PGM-rich ore bodies. Such migration of Cu and PGMs is reflected in depletion of these elements in the contact ore bodies.

3.1.2 Whitewater Group

Occupying the centre of the Sudbury Structure is the Whitewater Group of sediments formed by the fallback into the crater of impact debris and the subsequent erosion of surrounding debris fields into the basin created by the impact. The Whitewater Group consists of the Onaping, Onwatin and Chelmsford formations. The Onaping and Onwatin formations show a fining upwards sequence from very coarse debris deposits at the base to very fine muddy sediments at the top and are interpreted as representing a very rapid fallback of impact debris into the crater. Many clasts in the Onaping Formation display shock (impact) metamorphic effects.

Overlying the Onwatin slate is the Chelmsford sandstone, a well-bedded and gently folded turbidite sequence of greywacke sandstones.

3.1.3 Sudbury Igneous Complex

The SIC, divided into a lower unit of norite overlain by micropegmatite and dated at 1850 Ma, was intruded between the base of the impact crater and the overlying Whitewater Group sediments. Between the two is an oxide-rich, quartz gabbro transition zone.

Many of the Ni-Cu-PGM deposits of the Sudbury Basin are hosted by the Sublayer, a sulphide-rich, xenolith-bearing norite occurring as a discontinuous layer up to 100 m thick and filling depressions or embayments between the footwall and the overlying main mass norite. The xenoliths in the Sublayer are dominantly of gabbroic and ultramafic composition and are thought to have been carried up from depth.

Radiating from and concentric to the SIC are dyke-like bodies of quartz diorite termed "offsets". The dykes infill major impact-derived radiating fracture zones. Radial offsets connect to the SIC whereas the concentric dykes commonly show no physical connection to the SIC. The radial offsets, averaging less than 100 m wide, become narrower with increasing distance from the junction with the SIC.

The offsets host Ni-Cu-PGM deposits and have spawned a number of very productive mining operations (Copper Cliff North, Copper Cliff South, Frood-Stobie, Totten).

3.2 Mineral Deposits

The ore bodies associated with the Sudbury Structure constitute the largest known concentration of Ni-Cu sulphides in the world. Total reserves and production are estimated at approximately 1.6 billion tonnes of ore. Metal production to date from these deposits exceeds 8.5 million tonnes of nickel and 8.4 million tons of copper. By-products from this production include cobalt, platinum, palladium, gold, silver, osmium, iridium and ruthenium.

The vast bulk of sulphides in the Sudbury ores consists essentially of varying proportions of pyrrhotite, chalcopyrite and pentlandite with varying amounts of other Cu-, Ni-, Co-, PGM-bearing minerals and gold.

Three main types of ore deposits are recognized: Contact, Offset Dyke and Footwall.

3.2.1 Contact Deposits

The Contact Deposits occur along the lower contact of the SIC in areas where sublayer is preserved in embayments in the footwall contact. The embayments are the topographic expression of what were originally troughs or rills in the wall of the impact crater (major lunar craters commonly exhibit this feature). These troughs have acted as traps for sublayer material and account for the pipe-like geometry of many of the Sudbury ore bodies. Terraces in the crater wall have also acted as sublayer traps and many ore zones occur at sites where there is a flattening of the footwall to form ledges or terraces where sulphides are concentrated.

Contact deposits on the South Range have little interaction with the footwall rocks. The footwall contact is generally sharp and inclusions of footwall material in the sublayer are minor; most of the inclusions are xenolithic. On the North Range the contact deposits commonly penetrate into the brecciated granitic footwall forming a granite breccia type ore below the sublayer. Copper and precious metals tend to concentrate in the granite breccia type ore.

All the properties within the Company's Sudbury Project include contact type Cu-Ni deposits.

3.2.2 Offset Deposits

The Offset Deposits are located in the radial and concentric quartz diorite offset dykes and occur as thin, steeply dipping sheets to steeply plunging pipes in barren to weakly mineralized quartz diorite. The deposits consist of cores of inclusion bearing sulphide ore surrounded by quartz diorite with variable sulphide dissemination and confined within the width of the offset, which is commonly less than 100 m.

Exceptions do occur however, as the Frood-Stobie concentric offset is unique in that nearly all of the quartz diorite contains sufficient sulphide to form ore. The intensity of the dissemination increases downwards grading into massive sulphide which continues several thousand feet below the level at which the quartz diorite pinches out.

Offset-type mineralization occurs on the Norman and Victoria project areas.

3.2.3 Footwall Deposits

Footwall deposits are offshoots of contact deposits. They tend to occur more on the North Range than the South Range. Brecciated footwall rocks adjacent to contact Ni-Cu sulphide deposits can act as a conduit for mineralizing fluids and as a medium for deposition of sulphides. There is a distinct metal zoning between Contact Deposits and the accompanying Footwall Deposits in that the Contact Deposits have low Cu/Ni ratios and low PGM content compared to the high Cu/Ni ratios and enriched PGMs in the Footwall Deposits. These observations can be applied in exploration. A contact deposit with low Cu/Ni ratios and PGM content indicates the possibility of the presence of a high Cu high PGM footwall deposit in adjacent footwall breccia.

Footwall deposits occur on the North Range in the McCreedy West and Levack properties.

4. SOURCES, HANDLING AND VERIFICATION OF DATA

4.1 Data Sources

Inco has not guaranteed or warranted the accuracy or completeness of the data and information that it provided to the Corporation and expressly disclaims any and all liabilities for any representations, warranties or omissions in the written information or oral communications made to the Corporation and any subsequent communications made by the Corporation regarding the data or the Properties. These data were the basis of the Property Report.

As part of the due diligence process, the Corporation independently verified the drill assay data received from Inco. The Corporation also completed comprehensive studies of the detailed assay records and re-graded portions of the boreholes that intersected the mineralized zones of interest and produced longitudinal cross sections of the mineralized zones.

Activity on the Properties dates back to the early part of the 20th Century and a large database relating to surveying, exploration, development and production had been generated prior to the introduction of the metric system to Canada. To avoid errors in translating such a vast amount of data into the Metric System and to facilitate reference to the large existing database, the Corporation continued with the Imperial System when presenting the data. Borehole co-ordinates and intersections are recorded in feet. Precious metal values (Pt, Pd, Au) and ("**total precious metals**") are reported in troy ounces/short ton. Some of the graded intersections have been converted to grams/ton in order to facilitate comparisons.

Since inception of the Corporation's exploration program in March 2002, a significant volume of new data has been generated and is discussed elsewhere in the Property Report.

4.2 Data Verification

Spiteri Geological and Mining Consultants Inc. ("**SGM**") was retained by the Corporation to review Inco's information and procedures and reported that the data included various plans and sections of a historical nature. SGM was provided with Inco's complete computer database which includes thousands of drillholes and some digitized development headings. SGM examined short form drill logs and assay certificates for four randomly selected holes and database records were checked against faxed copies of the Chemex Assay Certificates. No errors were found.

To assist in its evaluation of the data and information provided to it by Inco, the Corporation commissioned SGM to conduct an independent check sampling and assay program of Inco's assay methods and results. The results of SGM's work are discussed below. In addition, the Corporation reviewed in detail the assay records of all boreholes that intersected the mineralized zones. The Corporation also calculated weighted grade averages for the portions of the boreholes that intersected the mineralized zones. Patterson conducted a detailed audit of the Corporation's borehole grading calculations and confirmed that the results accurately represent the mineralized intersections.

On behalf of the Corporation, SGM completed an independent review of Inco's analytical practices and assay database. In addition, SGM commissioned an independent laboratory to carry out check assaying of selected core, reject and pulp samples presently residing at Inco's storage facilities in Sudbury.

SGM concluded that Inco's analytical practices and its database are acceptable for copper, nickel, and platinum. SGM concluded that Inco's palladium determinations were biased high compared to those from the independent lab and found a variance of 10% or more between Inco's gold determinations and those of the independent lab. SGM concluded that the wide scatter in gold checks and the palladium bias requires, at this time, a reduction in these two metals by 10% in all grade estimations.

Patterson recommended that the Corporation reconcile the apparent variance by undertaking umpire assaying at a third laboratory. He noted that the scatter in gold assays could indicate a gold "nugget effect" rather than a laboratory variance. As the Properties are exploration projects that will receive extensive diamond drilling to further explore and define the mineralized zones, Patterson concluded that the Inco assay database is acceptable at this time. Patterson recommended that, prior to the completion of any resource estimations, the results of the additional analytical testing, the historical assay database and the Corporation's new assay database, as generated from its own exploration programs, be compared and reconciled.

Though relatively few in number, the drill results reported to date by the Corporation from assaying of its own drill cores compare favourably with the data supplied by Inco.

Though some of the Properties, namely McCreedy West, Levack and possibly Norman, contain deposits with potentially quantifiable resources, the Corporation has not yet completed any resource estimates to the level required by NI 43-101. Until such estimates are completed, Patterson though is of the opinion that no mineral resources or reserves can be said to be present on any of the Properties, and recommends an early evaluation of the resource potential of the McCreedy West and Levack Properties as a priority.

5. FNX SUDBURY PROJECT

5.1 Infrastructure & Staffing

Following the January 10, 2002 effective date of the Option to Purchase Agreement with Inco and the signing of the Sudbury Basin JV with Dynatec, also on January 10, 2002, the Corporation began the task of mobilizing the program.

An exploration manager and project co-ordinator were selected and suitable office space (3500 sq. ft.) obtained in Sudbury at the beginning of February 2002. A core logging facility (2500 sq ft.) was obtained in an adjacent warehouse. During the refurbishing and equipping of both premises, professional and technical support staff were assembled. As of May 31, 2002 the 18 person Sudbury office comprises 9 geoscientists supported by drill and field technicians and office staff. Additional personnel will be hired as necessary. The corporate head office staff is being increased to meet the needs of an expanding company. The Sudbury office has been equipped with the necessary computer software and hardware required to manage an aggressive exploration program such as that being undertaken by the Corporation.

In March 2002 drilling contracts were awarded to two drilling companies, Bradley Brothers and Major Midwest, for a minimum of 250,000 ft to be completed before May 2003. It is anticipated that the drill contracts will be expanded significantly beyond the contract figure.

Nine drill rigs are in operation and as of May 31, 2002, 51 boreholes had been completed and 8 were in progress on four of the properties for a total of 66,353 ft. (Table 2).

Table 2: Status of Drilling Program at May 31, 2002

Property	# Rigs	Holes		Footage Drilled		Cumulative
		Completed	Drilling	Completed	Current	
McCreedy West	2	7	2	13,770.0	1,466.0	13,828.0
Levack	2	3	2	7,920.0	5,951.0	13,129.0
Norman	2	12	1	11,704.0	3,198.0	13,987.0
Victoria	2	29	2	18,637.0	502.0	17,715.0
North Range F/W	1		1		3,205.0	2,805.0
TOTALS	9	51	8	52,031.0	14,322.0	66,354.0

Approximately 13,500 ft of core has been sampled and 2,000 samples have been sent out for assay.

The Corporation's joint venture partner, Dynatec, has opened a Sudbury Basin Project Office and personnel are preparing for opening of the McCreedy West decline portal by mid June to permit access to the underground workings. Such access will permit evaluation of several of the near production targets by mine openings and more cost effective drilling from underground.

6. PROPERTIES

The information pertaining to activity on the various Properties presented in the Property Report is current as of May 31, 2002. As this is a dynamic program new information is being generated on a daily basis and will be disseminated by the Corporation through periodic news releases.

6.1 VICTORIA PROPERTY

6.1.1 Location, History & Infrastructure

The Victoria Property, comprising 1,282.9 acres (519.3 ha) of mining rights contained in two patented mining parcels, is located 30 km south-west of Sudbury in Denison Township (Figure 1). Access is by means of paved roads to the property gate and a rail spur from the CPR main line is located 2.5 km to the south of the Property.

Cu-Ni sulphide mineralization was discovered in 1886. Following the 1899 acquisition of the Victoria Property by the Mond Nickel Company ("**Mond Nickel**"), ore production and shaft sinking continued from 1900 to 1918. In 1918 a vertical three-compartment production shaft was sunk to a depth of 3012 feet ("**ft**"). During the period 1900-1923, 888,000 tons of ore averaging 2.99% Cu and 2.12% Ni were produced. Following cessation of mining in 1923 the mine was flooded. The property was acquired by Inco in 1931 following its merger with Mond Nickel.

During the period 1945-1964, 175 surface exploration holes were drilled to delineate the Victoria West low-grade zone. The mine was dewatered in 1969 and production resumed in 1973. A total of 649,000 tons of ore averaging 1.26% Cu, 0.83% Ni, 0.067 oz/ton Pt-Pd-Au was produced between 1973 and 1978 when the mine was closed and flooded. The principal extraction methods at that time were shrinkage and long-hole mining. The total historical production for the Victoria Property was **1,543,000 tons grading 2.26% Cu and 1.57% Ni.**

Infrastructure at Victoria consists of a three-compartment vertical shaft measuring 5.0 ft by 13.5 ft, sunk to a depth of 3000 ft, with development on 18 Levels. Exploration drifts were driven on the 1350 and 3000 ft Levels.

Mining operations have now been abandoned, the underground workings flooded and the shaft capped. No exploration activity or expenditures have been carried out on the Victoria property over the three years prior to the Effective Date of the Option to Purchase Agreement. No surface infrastructure exists.

Site remediation has been carried out under Inco's ongoing environmental reclamation program. A closure plan would have to be developed as required by the Ontario Mining Act prior to commencing an advanced exploration program or mine development.

6.1.2 Property Geology & Mineralization

The Victoria Property is situated at the junction of the SIC and the Worthington quartz diorite offset dyke, approximately 6.5 km north-east of Inco's Totten property. Other mineralized locations are known along the Worthington Offset between the Victoria Property and the Totten Mine. One of these, the AER/Kidd Copper property, located immediately south-west of the Victoria Property, was mined during the 1960s. Within the Victoria Property, both the footwall contact of the SIC and the Worthington Offset dyke dip steeply about the vertical. Both intrude sheared and metamorphosed mafic volcanic and sedimentary rocks of the Stobie Formation. Zones of Sudbury Breccia occur throughout the property as discontinuous lenses. Late quartz diabase and olivine diabase dykes cross-cut all lithologies. Two dominant structural shear directions, one set trending north-west - south-east and the other trending north-east - south-west, have been defined and these control the distribution of mineralization on the Victoria Property.

The Cu-Ni-PGM sulphide mineralization at the Victoria property is characterized by a complex assemblage of irregular lenses of chalcopyrite, pentlandite and pyrrhotite. The lenses are steeply dipping and plunging and are typically pipe-like. The complex structural features of the property control the lateral extent and dimensions of the mineralization.

6.1.3 Targets

Numerous zones of Cu-Ni-PGM mineralization are present and four of these, the No. 4 Zone; West Zone; No. 1 West and No. 2 West Zones, warrant further exploration.

The **No. 4 Zone** lies 820 ft east of the Victoria shaft and contains Cu-Ni-PGM bearing sulphide hosted by diorite, quartz diorite, metagabbro and metasedimentary rocks. The zone was mined above 750 ft Level but remains untested between 750 and 3000 Levels with the exception of minor drilling from the 1350 Level. This possible down dip extension of the No. 4 Zone represents an area of 400 by 2200 ft. Two drillholes cut the zone immediately below the 750 Level and returned the following grades (it should be noted that all intersection lengths given in the Property Report refer to the length of the drill core section and should not be interpreted as true widths):

- **4.69% Cu, 0.42% Ni, 0.30 oz/ton TPM over 59.4 ft.**
- **7.11% Cu, 0.23% Ni, 0.96 oz/t TPM over 5.2 ft.**

Exploration consisting of surface drilling followed by borehole UTEM-4 surveys is proposed to evaluate the extension of the No. 4 Zone.

The **West Zone** was the focus of previous production at the Victoria Property and was mined to a depth of 3000 ft. Cu-Ni-PGM sulphide mineralization occurs as structurally controlled massive to inclusion massive sulphide adjacent to the SIC contact. Limited drilling of the zone below the 3000 Level has confirmed that the mineralization extends at least 650 ft below the 3000 Level. A drillhole yielded an intersection of **2.13% Cu, 1.33% Ni, 0.15 oz/ton PGM over 21.4 ft** some 300 ft below 3000 Level. An underground drillhole tested the deeper projection of the West Zone below 3000 Level and intersected 4.9 ft of noritic rock grading 0.15% Cu, 0.34% Ni, but with no PGM values.

Surface exploration drilling and borehole UTEM-4 is recommended to test the down-plunge extension of the West Zone.

The **No. 1 West Zone** is located west of the Victoria shaft. It consists of a structurally controlled, steeply plunging zone of Cu-Ni sulphides with associated PGM values. The zone warrants additional exploration drilling, as it appears to be open down dip and down plunge to the 3000 ft Level. Analogies with other deposits along the Worthington Offset suggest that significant PGM mineralization could occur at increased depth in this geological environment.

The **No. 2 West Zone** is adjacent to and west of the No. 1 West Zone. It consists of a steeply eastward-plunging lens of disseminated to semi-massive Cu-Ni-PGM sulphide hosted by Sublayer norite and metagabbro between two fault zones. Two holes demonstrate the potential of the No. 2 West Zone (Deep):

- **1.11% Cu, 0.66% Ni, 0.11 oz/t PGM over 162.7 ft** immediately below the 3000 Level.
- **2.03% Cu, 0.35% Ni, 0.05 oz/t TPM over 34.6 ft** at the 1900 Level.

Numerous smaller zones of Cu-Ni-PGM mineralization occur at shallow depths and demonstrate the potential for an open pit operation if follow-up exploration were to be successful. Significant intersections include:

- **1.98% Cu, 0.58% Ni, 0.07 oz/ton PGM over 19.6 ft.**
- **1.02% Cu, 3.14% Ni, 0.02 oz/ton PGM over 10.0 ft.**

The 400 m (1300 ft) section between the top of the deeper part of the zone and the bottom of the shallower part requires additional exploration and testing.

6.1.4 Recommended Work Program and Budget

Patterson (2001) notes that the exploration program is designed to confirm and delineate near surface potential for ores mineable by open pit, and to explore and evaluate deeper known zones and their possible extensions. A program of shallow surface diamond drilling is recommended by Patterson in order to evaluate the area above 400 m.

In addition to the specific recommendations for continuing exploration of each zone, Patterson recommended that digital modelling of the zones of mineralization be undertaken. Patterson suggested that developing an understanding of the complex structural geology of this area will in turn assist in the identification of subsequent follow-up drill targets.

More specifically, Patterson identified the following main objectives of the proposed exploration program:

- explore, confirm and define the near surface portion of the No. 2 West Zone, especially directed toward outlining sufficient resources to establish an open pit reserve
- explore the down dip extension of the No 1 West Zone
- explore the potential of the West Zone below the 3000 Level
- explore the down dip extension of the No. 4 Zone

Approximately 87 surface drillholes were proposed by Patterson to fulfill the outlined program objectives, and he further recommended that UTEM surveys be utilized as appropriate. Patterson's proposed expenditures for this phase are estimated at $2.40 million.

The Victoria Property is in-board from the Totten deposit which is also on the Worthington Offset dyke. Inco has announced a new discovery with published resources in excess of 10 million tonnes and grading approximately 2.0% Cu; 1.5% Ni and 4.8 g/t PGM. It is anticipated that the announced resources will be increased significantly. Patterson indicated that the important point of this analogy is that this new mine has been found below and adjacent to an older deposit which was mined during the 1960s.

6.1.5 FNX Exploration on Victoria

From the commencement of diamond drilling in the last week of March 2002 to May 31, 2002 a total of 29 holes had been completed for approximately 18,600 ft of drilling and 653 samples (3,644 ft. of core) have been sent for assay. Results will be reported upon receipt and integration of such assay information with the drillhole logs.

Initial drilling has been carried out on the following targets:

No.4 Zone:

Four holes drilled on this target (4,297 ft.) tested the down plunge extension, beneath the known mineralization. Compilation of data will be undertaken and integrated with the results of borehole UTEM and the AeroTEM airborne magnetic survey (currently underway) prior to further drilling on this target.

No.2 West Zone – Deep:

Two holes were completed on this target for 3,781 ft. of drilling.

No.2 West – Shallow:

Twenty-three holes (10,560 ft.) have been completed on this zone of shallow mineralization to assess the potential for an open pit mining operation.

Results for this drilling will be disseminated in news releases.

The program as outlined in the Property Report is being aggressively pursued within the budgeted expenditures of approximately $2.0 million.

6.2 MCCREEDY WEST MINE PROPERTY

6.2.1 Location, History & Infrastructure

The McCreedy West Mine Property, comprising 804.24 acres (325.4 ha) of mining rights contained in seven mining patents, is located 34 km north-west of Sudbury in Levack Township (Figure 1). Road access is excellent and the site is served by an active rail spur.

Mond Nickel purchased the McCreedy West (formerly Levack West) Property in 1913 and Inco acquired the property in 1929 following the merger with Mond. In 1939 surface diamond drilling discovered the Main zone. In 1970 development of the access ramp from surface and the haulage drift from Levack 1600 Level was initiated. Mining of the ore bodies commenced in 1974, concentrating in the Upper Main, Middle Main, Lower Main and Footwall ore bodies. **Production to 1998 totalled 15,758,000 tons averaging 1.70% Cu, 1,44% Ni, 0.017 oz/ton Pt, 0.017 oz/ton Pd and 0.009 oz/ton Au.**

During the last two years of production, mining of the high grade Cu-PGM-Au-Ni veins of the 700 Footwall Vein Complex was initiated, yielding 40,965 tonnes grading 5.35% Cu, 0.56% Ni and 0.129 oz/ton TPM. This operation was used as a test site for narrow vein mining techniques.

The infrastructure at McCreedy West includes an accessible –20% grade 20 ft. x 16 ft. ramp decline to the 1600 ft. Level with average level development spaced at 150 ft. intervals. Ventilation raises with fans remain in place. The 1600 Level track haulage drift to Levack Mine remains available. A few buildings remain on surface including the electrical substation, heater house and fresh air raise fans. Hydroelectric power is currently available on the site. Mine water is being drained to Levack Mine along the 1600 Level drift and pumped through the McCreedy East/Coleman Mine shaft.

The property is covered by a joint Inco-Falconbridge environmental closure plan which is being continually updated. A revised closure plan would have to be prepared, as required by the Ontario Mining Act, prior to commencing an advanced exploration program or mine development. No exploration activity or expenditures were carried out on the McCreedy West Mine property over the three years prior to the Effective Date of the Option to Purchase Agreement.

6.2.2 Property Geology & Mineralization

The McCreedy West Mine occurs at the western limit of an extensively mineralized 8.5 km long portion of the North Range of the SIC. This part of the North Range encompasses all of the major Inco and Falconbridge past and current producing mines of the North Range (Strathcona, Coleman, Levack, McCreedy East, Onaping, McCreedy West, Hardy). At the McCreedy West Mine, mineralization occurs as Contact and Footwall Deposits. Previous operations exploited both Contact Cu-Ni mineralization along the base of SIC and within the granite breccia-filled embayment, and Footwall Cu-Ni-PGM mineralization in the footwall Sudbury Breccia environment.

The **Contact Deposits** on the property (Upper Main, East Main and Boundary/Lower Main) are related to a suite of sulphide and inclusion-rich sublayer norites and leucocratic granitic breccias. The ore bodies occupy embayment structures that penetrate into the footwall of the SIC. These embayment structures are characterized by significant thickening of the mafic norite and sublayer units accompanied by thicker zones of footwall breccia. Hangingwall rocks composed of basal mafic norite and felsic norite of the main SIC overlie the contact mineralized zones. Brecciated rocks of the Levack complex consisting of granodiorite, granodiorite gneiss and migmatites form the footwall to the deposits.

These contact deposits are typified by Ni contents much higher than the Cu content, and contain negligible precious metal values. The depletion in Cu and PGMs in these zones is reflected in the high Cu and PGM values in the adjacent Footwall Deposits.

6.2.3 Targets

The **Upper Main** Ni-Cu Zone was completely mined from the 250 ft Level to the 600 ft Level. It consists of disseminated and massive nickel sulphide occurring at the base of the SIC. The mineralization extends 100 to 150 ft below the 600 Level, and remains un-mined at this location.

Twenty-five significant intersections of Cu-Ni mineralization were cut in the 14 holes drilled to test for extensions below the 600 Level. Fourteen of these intersections were in excess of 10 ft with the following examples best demonstrating potential:

- 1.55% Cu, 2.96% Ni, 0.02 oz/t TPM over 148 ft.
- 0.75% Cu, 2.19 % Ni, over 44.6 ft.

This zone is potentially mineable and an engineering assessment was recommended by Patterson.

The **East Main** Ni-Cu Zone occurs between 200 and 920 ft Levels, east of the main ramp. It is characterized by massive to inclusion-rich massive sulphide situated at or near the base of the SIC contact. A portion of this zone was mined above the 950 Level in 1997. Twenty-four drillholes cut 41 significant intersections with 19 of these in excess of 10 ft. Precious metal values are low. Intersections best demonstrating potential are:

- 0.40% Cu, 1.69% Ni over 109.1 ft.
- 0.28% Cu, 3.74% Ni over 20.3 ft.
- 0.94% Cu, 1.52% Ni, over 50.7 ft.

Patterson noted that this zone is potentially mineable and recommended an engineering assessment.

The **Boundary/Lower Main** Ni-Cu Zone was mined to the 1450 ft Level. Wide-spaced drilling below this level suggests that it may extend 450 m (1500 ft) down plunge and down dip towards the property boundary. The mineralization occurs along the basal contact of the SIC and consists of disseminated to massive chalcopyrite, pentlandite and pyrrhotite. The Cu-Ni mineralization ranges in thickness from 6.5 – 46 ft and dips from 35 to 60° south.

Forty-one intersections, of which 20 are in excess of 10 ft, were cut in 25 drillholes below the 1450 Level. Intersections demonstrating potential are:

- 0.32% Cu, 2.02% Ni over 27.9 ft.
- 1.08% Cu, 4.68% Ni over 8.8 ft.
- 0.31% Cu, 2.47% Ni over 23.5 ft.

Additional surface diamond drilling and borehole UTEM-4 is recommended by Patterson to test the known zone of mineralization as well as to explore the entire SIC contact environment below 1450 Level towards the property boundary to the south.

The **Footwall Type** Cu-Ni- PGM vein deposits are represented by three deposits known as 700 Vein Complex; 950 Vein Complex; and the PM Zone.

The 700 Vein Complex, located between the 500 and 700 Levels, is part of an eastward-plunging and south-dipping structural zone contained within an area of footwall Sudbury Breccia that extends from surface to a depth of 3000 ft. The zone was partially mined in 1997 prior to the mine being closed and production from narrow veins totalled 41,000 tons averaging 5.35% Cu, 0.56% Ni, 0.053 oz/ton Pt, 0.053 oz/ton Pd and 0.023 oz/ton Au. (0.13 oz/t TPM).

One hundred and ninety-eight drillholes with 437 significant intersections have been reported from this zone. One hundred –twenty eight (29.3%) of the intersections are in excess of 0.5 oz/t TPM, with the highest being 3.53 oz/t over 0.8 ft. Individual veins, ranging in thickness from several inches to 13 ft, are composed of massive chalcopyrite with accessory pentlandite and pyrrhotite, and have strike and dip lengths ranging from 25 to 350 ft. The average grade of the massive sulphide veins intersected in drillholes is 25.5% Cu, 2.2% Ni and 0.138 oz/ton Pt, 0.257 oz/ton Pd and 0.087 oz/ton Au (0.48 oz/t TPM).

Intersections demonstrating potential include:

- **13.50% Cu, 17.40% Ni, 0.57 oz/t TPM over 2.5 ft.**
- **13.93% Cu, 2.20% Ni, 0.51 oz/t TPM over 14.5 ft.**
- **5.50% Cu, 0.16% Ni, 0.20 oz/t TPM over 27.2 ft.**
- **28.60% Cu, 4.46% Ni, 1.04 oz/t TPM over 2.4 ft.**
- **13.35% Cu, 3.80% Ni, 0.60 oz/t TPM over 11.8 ft.**
- **30.60% Cu, 0.30% Ni, 0.67 oz/t TPM over 4.0 ft.**
- **1.00% Cu, 0.18% Ni, 0.16 oz/t TPM over 117.2 ft.**
- **31.10% Cu, 0.36% Ni, 0.59 oz/t TPM over 3.0 ft.**

The 700 Complex mineralization is untested up dip and up plunge to the west. Patterson recommended an initial shallow surface diamond drilling to test these possible extensions. Closer spaced drill information would be required from underground should this initial drilling be successful.

The **950 Vein Complex** is located to the east of the underground workings. It consists of a zone of massive chalcopyrite, pentlandite and pyrrhotite veins ranging in thickness from 4 inches to 6.5 ft. The veins appear to have the same grade and physical characteristics as the 700 Complex veins. The 950 Complex has been defined by limited underground drilling from 950 Level and was intersected in the 950 Level access drift, where four Cu-PGM veins were exposed. Twenty-two drillholes yielded 48 significant intersections, 15 of which were greater than 10 ft. Intersections demonstrating potential are:

- **18.48% Cu, 0.39% Ni, 0.85 oz/t TPM over 1.8 ft.**
- **0.81% Cu, 0.26% Ni, 0.10 oz/t TPM over 196.0 ft.**
- **3.06% Cu, 0.46% Ni, over 20.3 ft.**
- **0.86% Cu, 0.22% Ni, 0.20 oz/t TPM over 53.2 ft.**

The mineralization is untested to the east and down dip where it joins the PM Zone mineralization (see below). There has been no previous mining of the 950 Complex as access was restricted due to bulk mining activities.

Patterson recommended additional underground drilling is required to fully define the 950 Complex, but recommends that preliminary surface drilling be undertaken in order to confirm the possible extensions of the high-grade veins.

The **PM Zone** occurs in a zone of footwall Sudbury Breccia located between the 1450 and 2500 ft Levels. It consists of a zone (33 ft to 200 ft thick) of narrow, irregular Cu-PGM stringers, joint fillings and disseminations hosted within a wider zone of Sudbury Breccia. The PM Zone dips to the south at 35-45° and has a strike length of approximately 600 ft. A plunge direction has yet to be confirmed but appears to be to the east at 35°. Forty-three drillholes yielded 42 significant intersections, 32 of which were greater than 10 ft. Intersections demonstrating potential are:

- **0.66% Cu, 0.27% Ni, 0.13 oz/t TPM over 136.7 ft.**
- **10.75% Cu, 2.81% Ni, 3.92 oz/t TPM over 7.5 ft.**
- **0.72% Cu, 0.29% Ni, 0.14 oz/t TPM over 97.5 ft.**
- **0.85% Cu, 0.20% Ni, 0.11 oz/t TPM over 136.2 ft.**
- **1.90% Cu, 0.10% Ni, 0.38 oz/t TPM over 23.0 ft.**

The broad zone of narrow, irregular stringers, joint fillings and disseminations makes the PM Zone potentially amenable to bulk mining.

Patterson recommended a program of surface diamond drilling with borehole UTEM-4 for confirmation sampling and expansion of the PM Zone resource. He noted that the diamond drilling will provide samples for necessary metallurgical testing and geotechnical information for future engineering studies and mining plans.

6.2.4 Recommended Work Program and Budget

The prime objective of Patterson's recommended work program is to determine, as quickly as possible, if the established mineralized zones described above contain mineable ore reserves. Patterson recommended a program of detailed evaluation of Inco data followed by diamond drilling, initially from surface and then moving to underground as the rehabilitation of the underground workings progresses.

Patterson recommended diamond drilling consisting of:

- confirmation drilling to verify Inco's drill results;
- in-fill drilling to give an optimum sample spacing for resource estimations; and
- drilling to check for possible extensions of known mineralized zones.

Patterson budgeted the exploration program outlined above at $4.92 million

6.2.5. FNX Exploration on McCreedy West

From the commencement of drilling with two rigs at the end of March 2002 to May 31, 2002, 7 holes have been completed and 2 are drilling for a total of 15,236 ft. Three hundred and thirty three samples (1,837 ft. of core) have been shipped for assay and results received for some of these.

On May 15, 2002 the Corporation announced assay results for the initial drillholes at McCreedy West. These results noted the discovery of new contact-type nickel mineralization (Inter Main Zone) in a previously undrilled area, confirmed intersections in the contact-type Upper Main Zone and confirmed previous intersections by Inco within footwall-type Cu-Ni-Pt-Pd-Au mineralization within the previously known PM Zone.

Table 3 McCreedy West Property – Fort Knox Drill Results

						From	To	Length	%		g/t			
Zone	Borehole	East	North	Az	Dip	(ft.)	(ft.)	(ft.)	Cu	Ni	Au	Pt	Pd	TPM
Inter Main	**FNX 3020**	**313823**	**449497**	**343**	**-71**	**1326.7**	**1379.0**	**52.30**	**0.37**	**3.17**	**0.01**	**0.06**	**0.12**	**0.19**
Upper Main	**FNX 3000**	**312055**	**449210**	**055**	**-56**	650.85	664.5	13.65	0.35	0.72	0.01	0.05	0.06	0.12
						725.50	**760.5**	**35.00**	**0.55**	**1.74**	**0.01**	**0.07**	**0.12**	**0.20**
						869.6	901.8	32.20	0.33	0.62	0.01	0.03	0.04	0.08
PM	**FNX 3000**					**1941.0**	**2191.7**	**250.70**	**1.17**	**0.22**	**0.67**	**2.13**	**3.44**	**6.24**
				Including		1975.4	2000.0	24.60	2.10	0.52	3.54	7.51	13.55	24.61
						2066.9	2091.6	24.70	1.72	0.48	1.13	6.11	7.88	15.11
						2124.75	2191.7	66.95	2.21	0.26	1.18	3.55	6.58	11.31
				Including		2139.5	2154.8	15.30	7.45	0.80	2.84	8.91	18.98	30.72

Fig. 2: Longitudinal Section McCreedy/Levack Showing Pierce Points of Fort Knox Drillholes

McCREEDY WEST/LEVACK PROPERTIES
Longitudinal Section



Upper Main Zone
McCreedy West Portal
FNX3000
East Main Zone
700 Vein Complex
FNX3020
950 Zone
FNX3000
PM Zone
Fort Knox Property
Levack No.2 Shaft
1600 L
No. 7 Zone
1300 Zone
FNX2001
Surface
Inco
No. 3 Zone
UTEM Zone
1900 Zone
FNX2003
Boundary / Lower Main
Falconbridge
3600 L
1000 E
5000 E
10000 E
Falconbridge
0 1000 ft
NOTE: Property limits not surveyed and projection estimated
Mined Out
Near Production Targets
Advanced Exploration Targets
FNX Borehole Pierce Point

Inter Main Zone

The discovery borehole (DDH 3020) in a potential new zone (the "**Inter Main Zone**") was designed to test the Cu-PGM rich PM Zone at depth in the footwall of the McCreedy West property. It passed through a previously undrilled area of the McCreedy West contact zone and intersected **52.3 ft. of mineralization grading 3.2% Ni** at the base of the Sudbury Igneous Complex (SIC).

The Inter Main Zone consists of nickel-rich, Sudbury Basin contact-type mineralization. A previous borehole drilled in the East Zone approximately 270 ft. up-dip from the discovery borehole contains two mineralized intersections grading 0.4% Cu, 3.4% Ni over 10.3 ft. and 0.5% Cu, 2.8% Ni over 15.8 ft. A borehole drilled 420 ft. to the west of the discovery borehole cut 0.8% Cu, 3.0% Ni over 9.5 ft. and a borehole located 222 ft. down dip from the discovery borehole intersected 0.1% Cu, 1.0% Ni over 33.1 ft.

The Inter Main Zone, situated between the unmined East Main Zone and an unmined portion of the Lower Main Zone, is interpreted by the Corporation to represent a possible, previously undetected, embayment/terrace at the base of the SIC. Embayment/terrace structures at the contact of the SIC are traditional hosts of Sudbury Basin contact-type ore deposits.

Upper Main Deposit

The Ni-Cu contact-type Upper Main deposit occurs at the base of the SIC. It was previously mined from the 250 ft. Level to the 600 ft. Level. Mineralization is known to extend 100 to 150 ft. below the 600 Level and remains un-mined at this location. Fourteen previous boreholes drilled below the 600 Level intersected 25 significantly mineralized intersections (e.g. 0.8% Cu, 2.2% Ni, over 44.6 ft. and 0.4% Cu, 2.2% Ni, over 76.8 ft).

The Corporation's first borehole in the Upper Main (DDH 3000) was designed to confirm the previous Upper Main drill results and to continue into the footwall to test the PM Zone. DDH 3000 cut three intersections in the Upper Main Zone, with the highest grade intersection being **0.6% Cu, 1.7% Ni, 0.2 g/t TPM over 35.0 ft.**

PM Zone

The PM Zone occurs in the footwall of the McCreedy West Property between the 1450 ft. and 2500 ft. Levels and is approximately 1500 ft. by 1500 ft. in size. Forty-three previous drill holes yielded 42 significant drill intersections, with 32 being greater than 20 ft. The previous drilling demonstrated that the PM Zone contains long intersections of significant Cu and TPM values (e.g. 1.1% Cu, 0.3% Ni, 5.6 g/t TPM over 126.0 ft) and narrower intersections of higher grade Cu, Ni and TPM values (e.g. 10.8% Cu, 2.8% Ni, 121.9 g/t TPM over 7.5 ft.).

The Corporation's first borehole into the PM Zone (DDH 3000) intersected the strongest mineralization intersected within this zone. The hole cut **250.7 ft. grading 1.2% Cu, 0.2% Ni, 6.2 g/t TPM** with shorter sections of much higher grades **(2.2% Cu, 0.3% Ni, 11.3 g/t TPM over 67.0' and 7.5% Cu, 0.8% Ni, 30.7 g/t TPM over 15.3 ft.)**. Although the true width of this intersection cannot yet be determined, it is estimated that the true width will be approximately 60% of the core length.

The Corporation's joint venture partner, Dynatec, is responsible for all mining aspects of the Sudbury Basin JV. Dynatec has advised the Corporation that arrangements have been made to open the McCreedy West portal and access the underground workings by mid June 2002.

Surface drilling is continuing with two rigs and underground drilling will start when access to suitable drill locations is gained.

6.3 LEVACK MINE PROPERTY

6.3.1 Location, History & Infrastructure

The Levack Mine Property, comprising 811.37 acres (328.4 ha) in six mining patents, is located 34 km north-west of Sudbury in Levack Township and immediately adjacent to the McCreedy West project described above. Access is via a year round highway and a rail spur passes within 1 km of the project site.

The Levack Mine, the first deposit discovered on the North Range, was discovered in 1887 and patented in 1889. Mond Nickel acquired the property in 1912 and production started from the No. 1 inclined shaft in 1915. Following the merger of Mond Nickel with Inco in 1929 the surface plants were destroyed by fire and the mine was closed. Following reopening in 1937 the three-compartment No. 2 Shaft was sunk to a depth of 4050 ft. In 1939 the No. 1 and No. 2 East Ore bodies were discovered and the No. 3 and No. 4 Ore bodies were discovered by diamond drilling in 1947. The No. 3 internal shaft was collared in 1950.

The Levack Mine operated continuously from 1937 until closing in 1997. The total ore production was **60,560,000 tons grading 1.31% Cu, 2.00% Ni, 0.02 oz/ton Pt, 0.02 oz/ton Pd and 0.009 oz/ton Au.**

All the above ore bodies were essentially mined out but several un-exploited mineralized zones (1900, 1300, No. 7) remain and require further evaluation to assess their economic viability. It is these zones which are the focus of the exploration program proposed by the Corporation. A limited amount of surface exploration was carried out on the Levack Property in 1999 and 2000. A total of 11 holes were drilled on the Levack Mine property yielding a total footage of 25,300 ft. This work cost approximately $750,000. No exploration activity or expenditures were carried out on the Levack Mine property from 2000 to the Effective Date of the Option to Purchase Agreement.

The No. 2 Shaft remains accessible and usable to approximately the 3600 ft Level. The cage and skips remain functional. A ventilation system using the available raises, drifts and shafts is in use to service the McCreedy East Mine return air. The surface infrastructure includes the collar house, hoist room with hoist and miscellaneous surface buildings. Some of these buildings are scheduled for demolition. Hydroelectric power is currently available to the project site. The surface load out and rail car loading area are functional and currently being used. Assuming the required ventilation controls are put in place, re-entry to the Levack workings will not conflict with the current McCreedy East operations of Inco.

This property is covered by the joint Inco-Falconbridge environmental closure plan, which also covers McCreedy West. A revised closure plan would have to be prepared as required by the Ontario Mining Act prior to commencing an advanced exploration program or mine development.

6.3.2 Property Geology & Mineralization

The Levack Mine is located on the north-west margin of the SIC. It is situated within the Levack trough, an 8 km long structure that generally strikes north-east, dips at 40-45° south-east and contains all of the major North Range deposits.

The ore bodies at the Levack Mine are contained within terrace structures that have acted as traps for the sublayer material that hosts sulphide mineralization. In these terrace environments there is a thickened sequence of sublayer, consisting dominantly of granite breccia with sublayer norite containing sulphide mineralization. Hangingwall rocks consist of a basal mafic norite overlain by felsic norite of the SIC. Brecciated granodiorite, granodiorite gneiss and migmatites of the Levack complex form the footwall to the deposits and are referred to as megabreccia. The sulphide mineralization and the host rocks have been disrupted by north-west-trending faults.

Cu-Ni-PGM sulphide mineralization occurs in several zones including the Levack Main, No. 1, No. 2, No. 3 and No. 4 Zones. All penetrate the footwall rocks to varying degrees. The ore bodies consist of thick lenses and stringers of massive Cu-Ni sulphide situated at or near the contact between granite breccia and the Levack footwall complex. The sulphides in the granite breccia are typically disseminated, blebby or inclusion massive sulphides consisting of pyrrhotite, pentlandite, chalcopyrite and minor pyrite. Each zone has an area of associated Cu-PGM-rich sulphides that occurs as a stockwork of massive stringers in the footwall Sudbury Breccia.

6.3.3 Targets

Four of the six target areas outlined by Patterson contain known mineralization and are considered to have production potential. Two of these (1300 & No. 7 Zones) are of the Ni-Cu **Contact Type,** one, Footwall No. 3 Ore body, is of the Cu-Ni-PGM **Footwall Type,** and the fourth, 1900, can be regarded as a **hybrid-type** exhibiting features of both Contact- and Footwall-types.

The remaining two areas are high priority targets. The first is a UTEM anomaly located between the 1300 and 1900 Zones and which could indicate Ni-Cu contact type mineralization linking the two zones. The second target area, located in the footwall area extending north from the SIC contact, is a prime target for high grade Cu-Ni PGM vein-type mineralization.

The **Contact Type** deposits are represented by the following zones:

The **1300 Zone** mineralization has a strike length of 650 ft, a dip length of 590 ft and dips 45° to the south. It is characterized by massive to inclusion massive sulphide stringers consisting of pyrrhotite, pentlandite and chalcopyrite, and is hosted by sublayer norite and granite breccia sublayer. In this zone the nickel values generally exceed the copper values by a ratio of at least 2:1, while PGM values are depleted. Patterson indicates that this, combined with the low copper values suggests possible migration of copper and PGMs into an adjacent footwall environment.

Seven boreholes have intersected this zone with 6 intersections greater than 10 ft, with the following intersections demonstrating potential:

- **1.10% Cu, 3.33% Ni, over 65.7 ft.**
- **0.80% Cu, 3.63% Ni over 5.8 ft.**
- **0.48% Cu, 1.30% Ni, over 74.5 ft.**

The Zone remains untested down dip where it could connect to the 1900 Ni-Cu-PM Zone around a large ultramafic to mafic body. The re-compilation of previous UTEM-4 surveys indicates a sub-vertical conductive body in the area between the 1300 and 1900 Zones. The 1300 Zone is open for over 300 ft. to the west, and sparsely drilled over 300 ft to the east. Patterson noted that there is excellent potential for expansion of the mineralization in this area and recommended an exploration program consisting of surface drilling and borehole UTEM-4.

The **No. 7 Zone** is an area of unmined Ni-Cu contact-type mineralization located mainly above the 1600 Level, below and west of the Levack Main Ore body. It is an elongate, trough-like zone approximately 200 ft wide and extends approximately 1000 ft down dip. Thirty-six Inco boreholes with 48 intersections, twenty-six of which are greater than 10 ft, cut the zone and assays show that Ni values exceed Cu values by a ratio of at least 2:1, with depletion in PGM values. This depletion in Cu and PGMs suggests the migration of these elements into a footwall environment. Intersections demonstrating potential are:

- **0.93% Cu, 1.64% Ni over 78.7 ft.**
- **0.54% Cu, 5.78% Ni over 3.2 ft.**
- **0.48% Cu, 1.53% Ni over 36.0 ft.**

The **Footwall Type** of mineralization is represented by the No. 3 Ore body which is situated 3600 ft east of the No. 2 shaft and up dip from the Levack No. 3 Ore body. It has been explored by two recent surface drillholes and several underground exploration drillholes. As is typical of the footwall environment, the mineralized intersections are Cu and PGM enriched. Significant drillhole intersections range from **1.01% Cu, 1.85% Ni, 12.3 g/tonne PGM over 1.2 m,** to **3.50% Cu, 0.20% Ni, 17.0 g/tonne PGM over 3.6 m.**

In-hole UTEM-4 surveys indicate that the zone may be open along strike and dip. The potential is high for this style of mineralization to occupy the open area of over 800 by 800 ft. The zone can be accessed from the Levack Mine 2050 Level drift where narrow Cu-PGM stringers similar to those intersected in the diamond drillholes are present. Further exploration consisting of surface drilling and borehole UTEM-4 is recommended.

Patterson regards the **1900 Zone** as a hybrid of the Contact and Footwall deposit types. It is hosted by granite breccia and partially by footwall Sudbury Breccia, has a strike length of 900 ft, a dip length of 1300 ft and dips to the south at up to 60°. The zone is characterized by massive to inclusion-bearing massive sulphide stringers consisting of pyrrhotite, pentlandite, chalcopyrite and minor millerite. The 1900 Zone contains significant PGM mineralization with graded values ranging from 0.06 oz/t over 85.7 ft to 0.35 oz/t over 7.0 ft. It should also be noted that in the lower parts of some of the boreholes there are narrow (<3 ft) mineralized intercepts with enriched Cu and PGM values typical of the footwall, vein- type Cu-PGM mineralization.

Fifteen drillholes in this zone have made 18 intersections, with 8 being greater than 10 ft and intersections demonstrating potential include:

- **1.94% Cu, 2.60% Ni, 0.14 oz/t TPM over 87.4 ft.**
- **1.28% Cu, 0,35% Ni, 0.67 oz/t TPM over 8.1 ft.**
- **3.32% Cu, 4.87% Ni, 0.34 oz/t TPM over 5.3 ft.**

Patterson noted the 1900 Zone may have a connection to the 1300 Zone, and possibly with the Levack No. 3 Ore body some 800 ft. to the east. This untested area measures 800 by 500 ft and an exploration program consisting of surface drilling and borehole UTEM-4 was recommended by Patterson.

UTEM surveys have identified a significant conductive body over 500 by 500 ft in a thick zone of sublayer and granite breccia located south of the Levack Main Zone and between the western limits of the 1300 and 1900 Zones. This area is sparsely drilled and could contain a considerable mass of sulphide in an as yet undefined terrace structure. Exploration consisting of a digital recompilation of the target area with possible follow up surface drilling with borehole UTEM-4 surveys is recommended.

Patterson recommended a digital compilation of all available data followed by some detailed mapping and ground geophysics. Further evaluation of the area will require follow-up diamond drilling from surface and borehole UTEM-4 surveys.

6.3.4 Recommended Work Program and Budget

Patterson recommended that the prime objective should be to determine, as quickly as possible, if the established mineralized zones described above can be upgraded to ore reserve category. Patterson suggested that this could be most effectively achieved by a program of detailed evaluation of Inco data, together with diamond drilling, initially from surface and then moving to underground as rehabilitation of the underground workings progresses. He recommended that reactivation of underground workings at Levack Mine should commence as soon as possible after property acquisition and should be done in conjunction with reactivation of the McCreedy West Mine workings.

Some 37 surface and underground drillholes have been budgeted by Patterson in order to achieve the outlined program objectives. He recommended that the most beneficial locations from which to drill all targets be determined only after completion of a more thorough data compilation. Patterson recommended that UTEM-4 be utilized where appropriate and that metallurgical testing be completed for zones being contemplated for mining.

Proposed exploration expenditures for this program are estimated by Patterson at $2.96 million.

6.3.5 FNX Exploration on Levack Property

From the commencement of drilling with two rigs at the end of March 2002 to May 31, 2002, three holes have been completed and two are drilling for a total of 13,871 ft. An aggregate of 216 samples (1,409 ft. of core) have been shipped for assay and results received for some of these.

On May 15, 2002 the Corporation announced assay results for the initial drillholes at Levack. These results noted that significant Cu-Ni contact-type mineralization had been intersected in the Levack 1300 Zone while two holes had intersected the 1900 "hybrid" Contact-Footwall-types of mineralization with Cu-Ni-TPM. The results are tabulated in the following Table 4 and the pierce points of the holes are shown in Fig. 2.

Table 4: Levack Property – FNX Drill Results

						From	To	Length	%		g/t			
Zone	Borehole	East	North	Az	Dip	(ft.)	(ft.)	(ft.)	Cu	Ni	Au	Pt	Pd	TPM
1300	**FNX 2000**	**319872**	**454752**	**332**	**-75**				Assays awaited					
1900	**FNX 2000**								Assays awaited					
1300	**FNX 2001**	**319540**	**454326**	**359**	**-64**	**1470.0**	**1505.7**	**35.7**	**0.64**	**1.98**	**0.05**	**0.40**	**0.36**	**0.81**
				Including		1470.0	1489.3	19.3	0.94	2.60	0.06	0.40	0.44	0.90
1900	**FNX 2001**					**2067.8**	**2150.4**	**82.6**	**0.96**	**0.97**	**0.06**	**0.84**	**0.89**	**1.79**
				Including		2130.5	2150.4	19.90	2.81	1.95	0.18	1.67	1.15	3.00
				Including		2141.7	2150.4	8.70	5.28	4.35	0.13	3.08	1.87	5.07
1900	**FNX 2003**	**319694**	**453919**	**332**	**-85**	**1959.9**	**1973.4**	**13.50**	**1.26**	**2.05**	**0.19**	**0.72**	**0.82**	**1.72**
				Including		1963.1	1969.2	6.1	2.14	4.18	0.37	1.26	1.59	3.22

Figure 3

McCREEDY WEST/LEVACK PROPERTIES
Longitudinal Section



Upper Main Zone
McCreedy West Portal
FNX3000
East Main Zone
700 Vein Complex
FNX3020
950 Zone
FNX3000
PM Zone
Falconbridge
Boundary / Lower Main
Fort Knox Property
1600 L
Levack No.2 Shaft
No. 7 Zone
FNX2003
3600 L
1300 Zone
UTEM Zone
1900 Zone
FNX2001
Surface
Inco
No. 3 Zone
Falconbridge
1000 E
5000 E
10000 E
0 1000 ft
NOTE: Property limits not surveyed and projection estimated
Mined Out
Near Production Targets
Advanced Exploration Targets
★ FNX Borehole Pierce Point

1300 Zone, Levack Property

The Ni-Cu 1300 Zone is a contact-type Sudbury Basin deposit that occurs at the base of the SIC. It has a known strike length of at least 650 ft. and is open in all directions. It is untested down dip where it may connect to the 1900 Ni-Cu-PM Zone. Seven previous boreholes cut 6 intersections (e.g. 1.1% Cu, 3.3% Ni over 65.7 ft. and 0.8% Cu, 3.6% Ni over 5.8 ft.).

The Corporation's first borehole in the 1300 Zone (DDH 2000) intersected the fringes of the 1300 Zone and cut minor sulphides over two intervals of 25 ft. and 40 ft. As at May 31, 2002 assays are pending for these sections. The second borehole to test the 1300 Zone (DDH 2001) intersected **0.6% Cu, 2.0% Ni, 0.8 g/t TPM over 35.7 ft., including 0.9% Cu, 2.6% Ni, 0.9 g/t TPM over 19.3 ft.**

1900 Zone, Levack Property

The 1900 Zone occurs within the same embayment structure as the 1300 Zone. As noted above Patterson (2001) regarded the 1900 Zone as a hybrid of the Contact and Footwall deposit types. It is hosted by granite breccia and partially by footwall Sudbury Breccia, has a strike length of 900 ft., a dip length of 1300 ft. and dips to the south at up to 60°. It contains high Ni, Cu and TPM values and is open in all directions. Fifteen previous boreholes cut 18 significant intersections (e.g. 1.9% Cu, 2.6% Ni, 4.4 g/t TPM over 87.4 ft. and 1.1% Cu, 2.1% Ni, 2.2 g/t TPM over 11.8 ft.).

DDH 2000, which had intersected the fringes of the 1300 Zone continued through the 1900 Zone and cut 35.7 ft. of mineralization containing two short sections (2.9 ft. and 2.0 ft.) of massive sulphides for which assays are awaited.

DDH 2001, having intersected the 1300 Zone, also continued into the 1900 Zone and intersected **1.0% Cu, 1.0% Ni, 1.8 g/t TPM over 82.6 ft.** Included within this were two narrower intersections with higher grades **(2.8% Cu, 2.0% Ni, 3.0 g/t TPM over 20.0 ft. and 5.3% Cu, 4.4% Ni, 5.1 g/t TPM over 8.7 ft.)**.

DDH 2003 was designed to test a previously detected borehole UTEM anomaly interpreted to indicate a continuation of the 1300 and 1900 Zones. DDH 2003 intersected mineralization which graded **1.3% Cu, 2.1% Ni, 1.7 g/t TPM over 13.5 ft.**, including **2.1% Cu, 4.2% Ni, 3.2g/t TPM over 6.1 ft.**

Borehole UTEM geophysical surveys from the two 1900 Zone boreholes indicate strong conductivity anomalies associated with the mineralized intersections. These will be tested by drilling.

6.4 NORMAN PROPERTY

6.4.1 Location, History & Infrastructure

The Norman Property previously referred to as the Norman North Property, comprises 1,111.33 acres (449.8 ha) and is located in Norman Township 32 km north-north-east of Sudbury (Figure 1). The mining rights are held under ten-year mining and surface rights leases, 287 and 288, and are renewable April 1, 2007. Excellent road access is available and the main Ontario line of the Canadian National Railway passes approximately 6.5 km west of the project site.

The property has been intermittently explored since 1971 by surface drilling and geological mapping. No exploration activity or expenditures were carried out on the Norman property over the three years prior to the Effective Date of the Option to Purchase Agreement. The former Whistle open pit mine is located on the property and was in production between 1988 and 1991 and again between 1994 and 1997. The mine produced **5.71 million tons grading 0.33% Cu, 0.95% Ni, 0.034% Co and 0.11 oz/ton TPM.** The Whistle contact-type deposit was located in an embayment from which the Parkin Offset trends in a north-eastwards direction away from the SIC. Three zones of PGM-Cu-Ni mineralization (North, South and 2000 Zones) have been partially delineated in the Offset dyke trending north-east from the Whistle open pit. In the November 2001 Property Report and in the Corporation's 2001 AIF, this offset was referred to as the Parkin Offset. It is now believed that this dyke may be separate from the Parkin and is better referred to as the Whistle Offset.

The former Whistle open pit mine site is currently being reclaimed under a conceptually approved closure plan. The Wahnapitei First Nation is a party to the closure plan and any changes will have to be negotiated with them as well as the Ministry of Northern Development and Mines (the "**MNDM**").

6.4.2 Property Geology & Mineralization

The Norman Property is located at the north-east apex of the SIC where the strike of the SIC changes from the east-west of the North Range to the north-south direction of the East Range. The property includes the Whistle embayment and the southern portion of the Whistle Offset dike. The offset extends from the Whistle embayment north-eastwards into the gneissic footwall rocks as a vertically dipping dike varying in thickness from 15-80 m and consisting of irregular, discontinuous lenses of quartz diorite within a wider zone of Sudbury Breccia.

6.4.3 Targets

Three zones of PGM-Cu-Ni mineralization have been discovered along the Whistle Offset.

The **North Zone,** exposed at surface in a small, area where overburden has been removed, consists of widespread, erratic Cu-Ni-PGM mineralization contained in a 200 ft. (60 M) wide zone hosted by breccia and minor quartz diorite of the Whistle Offset Dyke. At this location the dyke is approximately 350 ft. (105 m) wide. The mineralization occurs as discontinuous and irregular veins and lenses of massive chalcopyrite as well as chalcopyrite stringers, fracture fillings and disseminations. Fifteen drillholes yielded 24 intersections ranging from 2.6 ft to 85.6 ft, and with 17 intersections greater than 10 ft. Significant intersections include:

- **5.91% Cu, 0.25% Ni, 0.3 oz/t TPM over 3.0 ft**
- **5.49% Cu, 0.92% Ni, 0.1 oz/t TPM over 80.3 ft.**
- **12.38% Cu, 0.74% Ni, 0,2 oz/t TPM over 12.0 ft.**

The North Zone has a confirmed strike length of 450 ft. (140 m) and a depth extent of 600 ft. (180 m) from surface and appears to plunge to the south-west at 60°.

Patterson (2001) recommended that further stripping be undertaken to expose a much larger area of the mineralization so that a better understanding of the distribution and relationships of the mineralization can be obtained. In addition, a program of surface drillholes was recommended to sample and test the dip, strike and plunge extensions of the North Zone mineralization. This drilling will also provide core samples for metallurgical testing.

The **South Zone,** also located within the Whistle Offset dyke, is 350 ft. (105 m) south-west and along strike from the North Zone. Mineralization, which has a confirmed strike length of 200 ft. (60 m) and a dip length of 250 ft. (75 m), is similar to that in the North Zone. The mineralization appears to be open down dip, along strike and down plunge to the west. Six drillholes yielded 12 intersections with three being greater than 10ft in length. Intersections demonstrating potential are:

- **8.32% Cu, 0.26% Ni, 0.16 oz/t TPM over 6.5 ft.**
- **2.73% Cu, 0.14% Ni, 0.23 oz/t TPM over 6.4 ft.**

Patterson (2001) recommended a program of surface diamond drilling to explore the area between the North and the South zones and down plunge towards the deeper 2000 Zone (see below).

The **2000 Zone** lies at a depth of 2000 ft. (600 m) within the same structure as the North and South Zones. It dips vertically, has an average thickness of 50 ft. (15 m) and has been defined over a strike length of 350 ft. (105 m). The mineralized zone consists of Cu-Ni-PGM chalcopyrite stringers, fracture fillings and disseminations within a larger meta-breccia zone believed to be an expression of the Whistle Offset dyke. Seven drillholes yielded 70 intersections ranging from 0.4 ft. to 50.1 ft., twenty of which were greater than 10 ft. Intersections demonstrating the potential of this zone are:

- **0.83% Cu, 0.30% Ni, 0.10 oz/t TPM over 49.0 ft.**
- **19.97% Cu, 0.26% Ni, 0.42 oz/t TPM over 19.2 ft.**
- **11.54% Cu, 0.46% Ni, 0.21 oz/t TPM over 20.0 ft.**

The extent and character of the 2000 Zone has not been sufficiently explored and a program of 800 m deep surface drillholes with borehole UTEM-4 was proposed by Patterson in order to expand and explore the possible extensions of the 2000 Zone.

Patterson concluded that exploration to date on the Whistle Offset has shown that it is a high priority geological environment for Cu-Ni-PGM mineralization. He noted that outside of the mineralized zones described above, the Whistle Offset within the property boundaries has not been systematically explored. The Offset extends for a distance of 2.0 km across the property. Patterson further noted that other zones of Cu-PGM mineralization similar to the North, South and 2000 Zones could exist elsewhere on the property and suggested that the portion of the Offset lying between the North and South Zones and the deeper 2000 Zone is of particular interest. He recommended a program of surface drilling with borehole UTEM.

6.4.4 Recommended Work Program and Budget

Patterson suggested that the immediate high priority targets at the Norman Property are the surface and near surface mineralization known in the adjacent North and South Zones. He noted that stripping and detailed geological mapping of the North Zone and possibly the South Zone will give a good two-dimensional understanding of the distribution of the mineralization in this environment. He recommended diamond drilling to test the depth potential of these zones and provide data for a better economic evaluation. Patterson recommended that a program of 3000 ft holes be undertaken to further test the 2000 Zone.

Patterson concluded that the untested remainder of the Whistle Offset on the property, particularly between the near surface North and South Zones and the 2000 Zone, presents a high priority grass roots target area.

The above exploration program has been budgeted by Patterson at $1.1 million.

6.4.5 FNX Exploration Program on Norman

From the commencement of drilling with two rigs at the end of March, 2002 to May 31, 2002, 12 holes have been completed and 2 are drilling for a total of 14,902 ft. 778 samples (4,836 ft. of core) have been shipped for assay and results are pending. Three of the holes (8,707 ft.) have tested the 2000 Zone and all three have been surveyed by the UTEM downhole geophysics system. The other 11 holes (6,195 ft.) have investigated the North Zone, but these, being much shallower, were not subjected to UTEM surveys. As at May 31, 2002 assays are also pending for these holes.

The Norman property also covers approximately 2.5 km of the contact with the SIC. Compilation of the historic Inco data has indicated potential along this contact and follow up is planned.

Bush clearing and overburden stripping of the sub-outcropping North Zone commenced at the end of May, 2002 and mapping of the bedrock revealed in this program will significantly assist in the understanding of the mineralization controls at Norman. This stripping program will also investigate the relationships between the North and South zones.

6.5 Kirkwood Property

6.5.1 Location, History & Infrastructure

The Kirkwood Property, comprising 473.0 acres (191 ha) in three patented mining parcels, is located in Garson Twp., some 11 km north-east of Sudbury, (Figure 1). The property is easily accessible by road and a rail line passes approximately 1.0 km south of the project area.

Cu-Ni sulphide mineralization was discovered 1892 and the Kirkwood Property was purchased by Mond Nickel. During the period 1914-1916, three shallow shafts (38 m; 61 m; & 18 m) were excavated and production totalled 71,600 tons grading 1.53% Cu and 2.81% Ni. The mine was closed and flooded in 1916. The Kirkwood Property was acquired by Inco following its merger with Mond Nickel and exploration drilling was carried out during the period 1947-1964.

In 1969 a new vertical, three-compartment shaft was excavated to a depth of 2,145 ft. (650 m). A total of 2,488,000 tons of ore averaging 0.99% Cu and 0.87% Ni was produced from the Main and East ore bodies between 1969 and 1976. A total of 134,000 tons of ore grading 0.96% Cu and 0.53% Ni was produced from a small open pit between 1970-1972. The total historical production from the Kirkwood Property was **2,695,000 tons grading 1.00% Cu and 0.90% Ni.** Exploration drifts were driven on the 1000 and 2000 ft Levels and underground drilling was carried out to the east and west of the shaft. This program outlined extensive contact mineralization in the West Zone and contact mineralization in the 3800 Zone to the east. In addition, mineralization associated with a quartz diorite dyke was also outlined to the east of the shaft. There has been limited surface exploration drilling and mapping completed at Kirkwood since the mine closure and flooding in 1977. No exploration activity or expenditures were carried out on the Kirkwood property over the three years prior to the Effective Date of the Option to Purchase Agreement.

Infrastructure at Kirkwood consists of a three-compartment vertical shaft measuring 9 ft by 18 ft, excavated to a depth of 2100 ft. Level development occurs on the 100, 200, 300, 400, 600, 800, 1000, 1200, 1600 and 2000 ft Levels. The underground workings are flooded and the shaft is capped. There are open pits and a head frame with associated auxiliary buildings as well as mine water settling ponds on the site. Hydroelectric power is currently available to the project site.

A closure plan will be required prior to commencing a program of advanced exploration or mine development.

6.5.2 Property Geology & Mineralization

The Kirkwood Property is located towards the south-east end of the Sudbury Basin at the contact between the SIC and the Elsie Mountain metavolcanics. The contact strikes east-west and dips steeply to the south. The footwall norite is medium-grained and generally sheared at and adjacent to the contact. The hangingwall consists of a series of metamorphosed sediments and volcanics with minor schist zones. An east-trending quartz diorite dyke occurs south of the norite contact within a zone of Sudbury breccia, which parallels the norite contact.

6.5.3 Targets

Cu-Ni-PGM sulphide mineralization at Kirkwood has been defined in six distinct zones. These are the Main, East, West, Lower East, Quartz Diorite and 3800 Zones. The higher-grade Main and East ore bodies were mined during the period 1969 to 1976, leaving unrecoverable remnant pillars of mineralization. The West, Lower East and 3800 Zones contain low-grade Cu-Ni-PGM mineralization which has not been mined. Additional evaluation of these zones is warranted to determine if there is potential for mineable zones of higher-grade material with possible PGM enrichment.

The **West Zone** consists of a large mass of disseminated sulphides with minor massive sulphide bands within norite adjacent to the contact with the volcanics and sediments. The Zone extends 2000 ft west of the main shaft, dips steeply south and has an average thickness of 30 ft. Cu-Ni-PGM mineralization has been defined from surface to a depth of 4300 ft. Below this level the zone is unexplored. Two areas of elevated PGM values (>0.044 oz/ton) have been defined within the larger West Zone mineral envelope and a digital assessment and compilation of the available diamond drilling results and possible follow up diamond drilling is recommended.

The **Lower East and 3800 Zones** are combined, as one is probably a continuation of the other. They occur within a broader zone of elevated PGM mineralization (>0.044 oz/ton) that plunges to the east at 55°. Both zones have been partially defined by underground drillholes.

The Lower East Zone lies between the 2000 and 3000 Levels up-plunge from the 3800 Zone. It consists of disseminated sulphides within norite adjacent to the contact with the volcanics and sediments. It dips steeply south, has a strike length of 500 ft and an average thickness of 50 ft.

The **3800 Zone** of Cu-Ni-PGM mineralization is situated on the 3800 Level, centred on section 38200 E. It consists of a vertical zone of disseminated and inclusion massive Cu-Ni sulphide along the contact between the SIC and metamorphosed volcanic and sedimentary rocks. The 3800 Zone has a 330 ft strike length, a dip length of 660 ft, and a true thickness of 10-50 ft. Six drillholes yielded 7 intersections, five of which are greater than 10 ft and range from 2.9 to 81.2 ft. Intersections include

- **3.98% Cu, 2.51% Ni, 0.04 oz/t TPM over 2.9 ft.**
- **2.31% Cu, 1.28% Ni, 0.09 oz/t TPM over 29.0 ft.**
- **0.99% Cu, 1.19% Ni, 0.05 oz/t TPM over 81.2 ft.**

Patterson (2001) recommended that a digital compilation of the Lower East Zone and the elevated PGM envelope be undertaken. Depending on the results of this compilation, a follow-up drilling program may be warranted with in-hole UTEM-4 surveys. This will explore the area between the two zones and the untested area below the 4000 Level.

6.5.4. Recommended Work Program and Budget

All the exploration targets at Kirkwood are deep (below the 2000 Level) with existing drill intersections, for the most part, of marginal economic grade. Success at depth will require a substantial tonnage (>10 million tons) at grades in excess of 3% Cu+Ni to justify underground development. Though this project does not warrant a substantial exploration effort at this time, Patterson proposed a detailed review of the data to determine if more favourable targets exist on this property.

A budget of $91,000 was proposed by Patterson to undertake the recommended program.

Data accumulation has begun on this project and a complete evaluation of this databank, integrated with the results of a helicopter-borne EM survey, underway as at May 31, 2002, will permit planning of the next phase of this program.

6.6 NORTH RANGE FOOTWALL EXPLORATION PROJECT

As noted above all of the major Inco and Falconbridge past and current producing mines of the North Range (Strathcona, Coleman, Levack, McCreedy East, Onaping, McCreedy West and Hardy) occur within an extensively mineralized 8.5 km-long portion of the North Range of the SIC. The Inco and Falconbridge properties covering the eastern half of the Levack Embayment host important footwall-type orebodies. There has been very little exploration of the footwall rocks in the western half of the Embayment and which is now held by the Corporation. Patterson (2001) noted that this is an important exploration target and some 50% of this prolific target area is covered by the Corporation's McCreedy West and Levack Properties. Limited exploration to date in the footwall rocks to the north of these mines has demonstrated potential for this belt.

Within the McCreedy West Property previous wide-spaced drilling has indicated favourable zones of Sudbury Breccia with trace Cu-PGM sulphide mineralization. On the adjacent Levack Property the brecciated footwall rocks have been tested by a small drilling program and surface mapping has identified large zones of footwall Sudbury Breccia with minor chalcopyrite mineralization. Patterson is of the opinion that these findings suggest that a significant zone of Cu-PGM mineralization could occur in this area proximal to surface and that an exploration program is warranted to test this relatively unexplored area.

The belt to be explored is 4 km long by 1 km wide and, following data compilation, and other preparatory work, Patterson recommended drilling a series of deep holes. These holes, spaced at 400 m intervals along strike, will be drilled to 1500 m depth, and will serve as a platform for in-hole UTEM surveys to locate any off-hole anomalies which will be tested by wedging from the original hole.

Patterson proposed a budget of $2.06 million to carry out the initial exploration on this early stage exploration program.

6.6.1 FNX Exploration Program on the Footwall Project

The drilling program has begun on this project with one diamond drill rig. The objective of this program is to test the footwall potential by drilling a series of holes which will serve as a platform for UTEM surveys. A best case scenario will return ore grade intersections in one or more holes. It is anticipated that the UTEM surveys from the completed holes will test the ground between the holes for any conductors which might be related to mineralization. No results have as yet been released.

7. BUDGET

The work program as outlined above and detailed in the Property Report was budgeted at $14.0 million including administration and contingency allowances. The objective of this work program is to identify at an early stage those of the properties with the potential to be a producer in the near term. The work program recommended by Patterson for the McCreedy West and Levack Properties includes surface diamond drilling, rehabilitation of the ramp and underground workings, and underground drilling. As this program progresses, a priority will be an assessment of the economic viability of these two properties. If this assessment is positive, it is anticipated that funds will be reallocated to mine development. Patterson noted that all components of the program were flexible in that full expenditure of the budgeted amount will depend on positive results. However, he also noted that, in the event of success in the program, uncommitted funds would be available to aggressively pursue successful programs.

8. GEOPHYSICS

The Corporation is conducting airborne, ground, and borehole geophysical surveys on its Properties to explore for nickel-copper sulphides with associated precious metals. The surveys are mainly based on electromagnetic techniques that can energize the conductive sulphide mineralization without making direct contact with the ground.

Airborne Geophysics

An airborne electromagnetic ("EM") and magnetic survey is currently underway over all of the Properties using the AeroTEM system. The survey, totalling approximately 800 line km, began in the last week of May, 2002 and completion is expected by mid June, 2002. AeroTEM is a helicopter-borne system that uses a high moment transmitter to achieve better depth penetration (approximately 200 m) than conventional helicopter

EM systems, and a closely spaced transmitter-receiver configuration to provide better spatial resolution than conventional fixed-wing EM systems.

Ground Geophysics

UTEM electromagnetic (University of Toronto ElectroMagnetic) surveys will be carried out in areas of geological interest, and to follow up anomalies detected from the airborne survey. The UTEM system is a large-loop method designed for deeper exploration programs.

Induced Polarization ("IP") surveys will be carried out on selected properties to explore for disseminated sulphide within the footwall where mineralization is typically elevated in precious metals, but does not have enough pyrrhotite (FeS2) to be electrically conductive.

Borehole Geophysics

Borehole UTEM surveys are being routinely carried out in all boreholes drilled deeper than 200 m below surface to test for conductive anomalies that could represent economic sulphide targets. The UTEM system can detect conductors up to 200 m away from the borehole depending on the size of the target and has proved to be a very successful exploration tool in the Sudbury Basin.

9. CORE HANDLING, SAMPLING METHODOLOGY AND ANALYTICAL TECHNIQUES

9.1 Sampling of Drill Core

The drill core is processed at the Corporation's secure core handling facility in Sudbury, Ontario. The core is logged, and marked for sampling by qualified personnel. The core to be sampled is sawn in half; one half of the sawn core is securely bagged and the remaining half is retained in the core box for future reference and study. All retained drill core is stored in secure facilities.

9.2 Sample Preparation

The bagged core samples are shipped by commercial transport to ALS Chemex sample preparation facility in Mississauga, Ontario. ALS Chemex crushes the samples to 10 mesh and a 250-gram split of the crushed sample is pulverized to –200 mesh. A 100-gram split of the pulp is shipped to the ALS Chemex laboratory in Vancouver for assaying. Remaining crushed sample material and pulverized rejects are stored at the ALS Chemex sample preparation lab in Mississauga.

9.3 Assay Methodology

All ALS Chemex Sample Preparation facilities and Analytical Laboratories are registered under the ISO 9001:2000 quality standard. Assays for base metals are done by ICP-AES (Inductively Coupled Plasma – Atomic Emission Spectroscopy) following Sodium Peroxide Fusion. Assays for Precious Metals (Pt, Pd Au) are carried out by ICP-MS (Inductively Coupled Plasma - Mass Spectrometry).

9.4 Quality Assurance/Quality Control (QA/QC)

9.4.1 Laboratory Standards

ALS Chemex participates in a CANMET managed laboratory proficiency program. Standard operating procedure at ALS Chemex includes a relatively rigorous internal QA/QC program which includes analysis of standards and blanks, regular screen tests, and analysis of sand wash. Quality work is assumed and the arms-length QA/QC program to monitor the laboratory includes:

- Analyses of standard material
- Preparation and analyses of blank samples
- Repeat Analyses
- Monthly compilation and reporting

9.4.2 FNX Standards

Three standards are used by the Corporation:

1. SUD-2 (an in-house INCO standard)
2. PTC-1a (a CANMET precious metal standard)
3. FNX Pulp Rejects

All standards are assigned a sample number by the Corporation. SUD-2 is used routinely, being inserted every 40th sample. The precious metal standard (PTC-1a) has higher and more accurately established PM concentrations. It is used (i.e. inserted) in sample sequences where precious metals are known or targeted. The rate of use of PTC-1a is therefore dependent on the mineralogy of the deposits being drilled.

The Corporation's Pulp rejects (i.e. pulps of samples previously submitted by the Corporation and analysed by Chemex) are inserted randomly at a rate of 2 per 100 total samples and occasionally in place of SUD-2. The use of the Corporation's pulps in this manner could otherwise be referred to as "dummy" samples where their purpose is to ensure laboratory analysis of the standards.

9.4.3 FNX Blank Samples

Blank samples consist of drill core from an unmineralized geological environment and have been confirmed by logging to be unaltered or unmineralized. The purpose of the blank sample is to monitor for sample 'carry-over' in sample preparation. The blank is inserted as a sample of the Corporation in numerical sequence within a mineralized zone. Approximately 1-2 blanks are inserted per 100 total samples. (Paterson notes that the use of the term 'blank' here differs from the use of blank where it is essentially an 'empty' sample in a crucible).

9.4.4 Repeats

Repeats consist of:

1. those samples for which the geologist requires a repeat analysis based on reconciliation of logging and assay results; and
2. approximately 3% of the samples analyzed over the previous month. The repeats will consists of the analysis of pulps and the preparation and analysis of pulps from coarse rejects. The 3% of the samples

will be randomly selected and the repeat analyses completed at other laboratories as well as at ALS Chemex.

9.4.5 Compilation and Reporting

The QA/QC data is evaluated as it is received. It consists of both an evaluation of the ALS Chemex internal data and the Corporation's standard and blank data. It is compiled and reported on a monthly basis which includes:

- Compilation and description of QA/QC data received
- Calculation and plotting of standard data statistics
- Evaluation and plotting of blank samples (e.g. Sulphur vs sample number)
- Plotting of paired data (i.e. repeat analyses)

10. BUDGET & EXPENDITURES

The budget and allocation thereof, as proposed in the Property Report is shown in Table 5.

Table 5: SUDBURY PROJECT – Budget

PROPERTY	TOTAL ($)
Victoria	2,376,440
McCreedy West	4,918,650
Levack	2,958,450
Norman	1,097,470
Kirkwood	90,750
North Range Footwall	2,057,000
Unallocated Exploration	500,000
TOTAL	$13,998,760
Say	**$14,000,000**

Expenditures to May 31, 2002 amount to approximately $2,650,350.

11. ABBREVIATIONS AND CONVERSIONS

Abbreviation	Metal	Minerals	Chemical Formula
Au	Gold		Au
Co	Cobalt		
Cu	Copper	Chalcopyrite	$CuFeS_2$
Ni	Nickel	Pentlandite, Millerite	(FeNi)S; NiS
Pd	Palladium		

Abbreviation	Metal	Minerals	Chemical Formula
Pt	Platinum		
		Pyrrhotite	$Fe_{1-X}S$
Ag	Silver		

Additional abbreviations are as follows: PGM- Platinum Group Metals = Pt + Pd
TPM – Total Precious Metals = PGM + Au

It should be noted that Pt + Pd values are greater than Au, and that Au rarely contributes more than 20% of the TPM content.

The following table will assist in conversions from metric to imperial equivalents.

To Convert From	To	Multiply By
Centimetres	Inches	2.54
Metres	Feet	3.218
Kilometres	Miles	0.621
Hectares	Acres	2.471
Tonnes	Short tons	1.102
Grams	Ounces (Troy)	0.032
Grams per tonne	Ounces (Troy) per ton	0.029

The factor used to convert ounces (Troy) per short ton (oz/t) to grams per short ton (g/t) is 31.1048 grams.

All intersection lengths referred to are lengths of drill core and should not be interpreted as being true widths.

FNX
RT KNOX GOLD RESOURCES INC.

SUDBURY BASIN
Simplified Geological Map & Location of Cu-Ni-PGM Properties



N
Norman North
North Range
Footwall Exploration
Levack Mine
McCreedy West
Mine
Kirkwood
City of
Sudbury
Victoria
0
5
km
Sudbury Igneous Comp
Onaping Formation
Chelmsford Formation
Properties

FIGURE '

APPENDIX B

See Annual Financial Statements Attached

Management's Responsibility for Financial Reporting

The consolidated financial statements, the notes thereto and other financial information contained in the annual report have been prepared by the management of the Company. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect management's best estimates and judgements based on currently available information.

Management is also responsible for the maintenance of financial and operating systems, which include effective controls to provide reasonable assurance that relevant and reliable financial information is produced. The Company's independent auditors, who are appointed by the shareholders, conduct an audit in accordance with generally accepted auditing standards to allow them to express an opinion on the financial statements.

The Audit Committee of the Board of Directors meets periodically with Management and the independent auditors to review the scope and result of the annual audit, and to review the financial statements and related financial reporting matters prior to approval of the financial statements.

A. T. MacGibbon
President and Chief Operating Officer
May 7, 2002

Auditors' Report

To the Shareholders of
Fort Knox Gold Resources Inc.

We have audited the balance sheet of Fort Knox Gold Resources Inc. as at December 31, 2001 and the statements of loss and deficit and cash flows for the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and the results of its operations and its cash flows for the period then ended in accordance with Canadian generally accepted accounting principles.

The financial statements of Fort Knox Gold Resources Inc. as at June 30, 2001 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated August 31, 2001.

Smith, Nixon & Co. LLP
Chartered Accountants

Toronto, Ontario
February 28, 2002

FORT KNOX GOLD RESOURCES INC.

Balance Sheets

AS AT DECEMBER 31, 2001 AND JUNE 30, 2001
(in Canadian dollars)

	December 31 2001	*June 30 2001*
Assets		
CURRENT ASSETS		
Cash	**$ 1,036,048**	$ 1,329,070
Accounts receivable	**32,830**	31,827
Marketable securities	**2,750**	76,776
Prepaid expenses and deferred costs	**96,555**	382
	1,168,183	1,438,055
CAPITAL ASSETS *(Note 2)*	**4,878**	3,680
MINERAL EXPLORATION PROPERTIES *(Note 3)*	**5,469,722**	5,436,204
	$ 6,642,783	$ 6,877,939
Liabilities		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	**$ 169,178**	$ 76,659
Shareholders' Equity		
SPECIAL WARRANTS *(Note 4)*	**1,320,000**	1,320,000
CAPITAL STOCK *(Note 4)*	**11,119,652**	11,110,652
DEFICIT	**(5,966,047)**	(5,629,372)
	6,473,605	6,801,280
	$ 6,642,783	$ 6,877,939

SIGNED ON BEHALF OF THE BOARD

A. T. MacGibbon — Director

R. D. Cudney — Director

The accompanying notes are an integral part of these financial statements.

FORT KNOX GOLD RESOURCES INC.

Statements of Loss

SIX MONTH PERIOD ENDED DECEMBER 31, 2001 AND YEAR ENDED JUNE 30, 2001
(in Canadian dollars)

	December 31 2001	June 30 2001 (Note 9)
REVENUE		
Interest income	**$ 19,668**	$ 28,777
EXPENSES		
Administration	**187,568**	161,794
Prospecting	**53,312**	59,165
Amortization	**799**	1,373
Mineral exploration properties written off	**272,089**	78,628
	513,768	300,960
OPERATING LOSS	**(494,100)**	(272,183)
OTHER INCOME		
Gain on sale of marketable securities	**157,425**	–
NET LOSS FOR THE PERIOD	**(336,675)**	(272,183)
DEFICIT - BEGINNING OF PERIOD	**(5,629,372)**	(5,226,518)
	(5,966,047)	(5,498,701)
Less: Financing charges	**–**	(130,671)
DEFICIT - END OF PERIOD	**$ (5,966,047)**	$ (5,629,372)

The accompanying notes are an integral part of these financial statements.

FORT KNOX GOLD RESOURCES INC.

Statements of Cash Flows

SIX MONTH PERIOD ENDED DECEMBER 31, 2001 AND YEAR ENDED JUNE 30, 2001

(in Canadian dollars)

	December 31 2001	June 30 2001 (Note 9)
CASH PROVIDED BY (USED FOR)		
OPERATING ACTIVITIES		
Net loss for the period	$ **(336,675)**	$ (272,183)
Items not involving cash -		
Amortization	**799**	1,373
Gain on sale of marketable securities	**(157,425)**	–
Write-off of mineral exploration properties	**272,089**	78,628
	(221,212)	(192,182)
Net change in non-cash working capital -		
Accounts receivable	**(1,003)**	(7,290)
Prepaid expenses	**(96,173)**	–
Accounts payable and accrued liabilities	**92,519**	47,787
	(225,869)	(151,685)
INVESTING ACTIVITIES		
Purchase of capital assets	**(1,998)**	(4,329)
Mineral properties		
Exploration expenditures	**(276,607)**	(366,336)
Acquisition costs	**(20,000)**	(134,707)
Option payments received	**–**	19,625
Purchase of marketable securities	**–**	(4,625)
Proceeds on sale of marketable securities	**231,452**	–
	(67,153)	(490,372)
FINANCING ACTIVITIES		
Common shares issued	**–**	167,425
Special warrants issued	**–**	1,320,000
Financing costs	**–**	(130,671)
	–	1,356,754
NET CHANGE IN CASH DURING THE PERIOD	**(293,022)**	714,697
CASH - BEGINNING OF PERIOD	**1,329,070**	614,373
CASH - END OF PERIOD	$ **1,036,048**	$ 1,329,070

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

SIX MONTH PERIOD ENDED DECEMBER 31, 2001 AND YEAR ENDED JUNE 30, 2001
(in Canadian dollars)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Marketable Securities
Marketable securities are carried at the lower of cost or quoted market value.

(b) Mineral Exploration Properties
Acquisition, exploration and development costs associated with mineral exploration properties are capitalized until the property is producing, abandoned, impaired in value or placed for sale. The costs are transferred to producing mineral properties once a property is placed into production. The costs of abandoned properties are charged to operations when the property is abandoned. The Company reviews the carrying values of its mineral properties on a regular basis, by reference to the project economics including the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others. When the carrying value of a property exceeds its estimated recoverable amount, a provision is made for the decline in value and charged to operations.

The carrying values of mineral properties represent costs incurred to date and do not reflect present or future values. The recoverability of the carrying values of the mineral properties is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain the necessary financing to complete exploration and/or development of the properties, and upon future profitable production or proceeds from the disposition of the properties.

(c) Capital Assets
Capital assets are recorded at cost less accumulated amortization. Amortization of computer equipment is calculated using the declining balance method at the annual rate of 30%.

(d) Income Taxes
The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted tax rates expected to apply when these temporary differences are expected to reverse. Future income tax assets also result from the carry-forward of unused tax losses and other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, to reflect the estimated realizable amount.

(e) Flow-through Shares
The Company finances a portion of its exploration and development activities through the issue of flow-through shares. Under the terms of these share issues, the tax attributes of the related expenditures are renounced to subscribers. Share capital is reduced and future income taxes are increased by the estimated income tax benefits renounced by the Company to the subscribers except to the extent that the Company has unrecorded loss carryforwards and tax pools in excess of book value available for deduction.

(f) Use of Estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the period. Significant estimates and assumptions relating to the recoverability of mineral properties and deferred exploration costs are made in accordance with Canadian mining industry practice. While management believes that these estimates and assumptions are reasonable, actual results could vary significantly.

2. CAPITAL ASSETS

	December 31, 2001			June 30, 2001
	Cost	Accumulated Amortization	Net	Net
Computer equipment	$ 5,677	$ 799	$ 4,878	$ 3,680

3. MINERAL EXPLORATION PROPERTIES

	December 31 2001	June 30 2001
Alaska, USA		
Nickolai *(a)*	$ 2,675,184	$ 2,638,274
Gunsite *(b)*	206,763	166,564
Other	–	300
	2,881,947	2,805,138
Manitoba/Saskatchewan		
McBratney Lake *(c)*	279,110	201,652
Grassberry	–	104,226
Watts River	–	145,792
	279,110	451,670
Ontario		
Larder Lake *(d)*	1,122,122	1,122,122
Fawcett Township *(e)*	950,857	950,857
Sudbury Basin *(f)*	232,248	85,546
Other	3,438	2,556
Dog River	–	18,315
	2,308,665	2,179,396
	$ 5,469,722	$ 5,436,204

(a) Nikolai Properties

The Nikolai Properties (platinum-palladium-nickel), which are located in south central Alaska, consist of three separate claim groups (Fish Lake, Ice and Canwell) totalling 827 state mining claims. The Nikolai Properties were formerly held through an option joint venture agreement between the Company and Inco Limited ("Inco"). The Company presently owns a 100% interest in the properties, subject to a two percent net smelter royalty payable to Inco.

The Company entered into an option agreement dated October 31, 2001 with Nevada Star Resource Corp. ("Nevada Star") whereby Nevada Star can acquire a 60% interest in the Canwell claim group, which consists of 44 state mining claims, by spending US$600,000 and issuing 200,000 Nevada Star common shares to Fort Knox over a four-year period. Nevada Star has committed to spend a minimum of US$100,000 and to complete at least 1000 feet of drilling during the first year of the agreement. Once Nevada Star earns a 60% interest in the property, the companies will form a joint venture and will fund all future expenditures in proportion to their joint venture interests. Nevada Star will be the operator and conduct all exploration activities on the property.

(b) Gunsite Property

The Company owns a 100 per cent interest in the Gunsite Property (copper-gold porphyry) which consists of approximately 7,720 acres located approximately 150 kilometres north of Anchorage, Alaska.

(c) McBratney Lake Property

In September 2000, the Company entered into an option to purchase agreement with Hudson Bay Exploration and Development Co. Ltd. ("HBED") to acquire the McBratney Lake Property (platinum-palladium). The McBratney Lake Property, which comprises 3 mining claims totalling 998 hectares, is located 7 kilometres east of Flin Flon, Manitoba.

The option agreement granted the Company the right to acquire a 100% interest in the McBratney Lake property by spending $1,050,000 on exploration, paying HBED $120,000 in cash and issuing HBED 410,000 Fort Knox common shares over a five-year period. The property is subject to a 2.5% net smelter royalty ("NSR") payable to HBED.

The Company renewed its option on the McBratney Lake property past the first anniversary and into the second year. The Company completed all of the first year requirements including a cash payment of $20,000 and the issuance of 10,000 Fort Knox common shares to HBED for deemed consideration of $9,000 and incurring exploration expenditures in excess of $150,000.

(d) Larder Lake Property

The Company has a 25% direct interest in the Larder Lake Property (gold) in joint venture with NFX Gold Inc. The Larder Lake Property covers about 8 kilometre of strike length of the Larder Lake Break, which is located near Kirkland Lake. The Company and NFX Gold Inc. plan to hold the property on a care and maintenance basis until there is an improvement in the price of gold.

(e) Fawcett Township Property

The Fawcett Township (copper-nickel) property is located approximately half way between Sudbury and Timmins and 6 kilometres east of the village of Shining Tree, Ontario. The property consists of 69 unpatented mining claims in Fawcett, Ogilvie and North Williams Townships. The claims are 100% owned by the Company and are subject to a 0.5% NSR on 17 claims and 1% NSR on 31 claims. The property is currently inactive and no work is planned for the property during 2002.

(f) Sudbury Basin

On November 29, 2001 the Company entered into an Option to Purchase Agreement to acquire a 100% interest in five Sudbury Basin former producing mines *(Note 6).*

4. CAPITAL STOCK

(a) Authorized -

Unlimited common shares

(b) Issued -

	Number of Common Shares	*Consideration*
Balance - June 30, 2000	12,802,966	$ 10,943,227
Issued on exercise of stock options	20,000	8,000
Issued for cash under flow-through share offering	500,000	150,000
Issued for property option payment	22,500	9,425
Balance - June 30, 2001	13,345,466	11,110,652
Issued for property option payment	10,000	9,000
Balance - December 31, 2001	13,355,466	$ 11,119,652

Subsequent to December 31, 2001, the Company issued the following shares to Inco under the terms of the Option Agreement (Note 6(a)) and issued additional shares under the related private placement *(Note 7).*

	Number of Common Shares	*Consideration*
Shares issued to Inco under the Option Agreement	3,006,324	$ 3,006,324
Shares issued under the private placement	8,000,000	8,000,000
	11,006,324	$ 11,006,324
Total shares issued and outstanding subsequent to the above-noted transactions	24,361,790	

(c) Special warrants

In May 2001, the Company issued 3,300,000 warrants at $0.40 per warrant for cash of $1,320,000. Each special warrant entitles the holder, upon exercise and without payment of any additional consideration, to be issued one common share of the Company on the date that is the earlier to occur of (i) the fifth business day after all receipts have been issued for the final prospectus qualifying the distribution of the shares by the securities regulatory authorities in each of the Provinces of Canada in which purchasers of the special warrants are resident and (ii) May 10, 2002.

Subsequent to December 31, 2001, the Company issued the following warrants to Inco under the terms of the Option Agreement (Note 6(a)) and issued additional warrants under the related private placement (Note 7).

	Number of Warrants
Warrants issued to Inco under the Option Agreement	496,879
Warrants issued under the private placement	2,000,000
	2,496,879

These warrants are exercisable at $1.25 and expire on January 10, 2003.

(d) Brokers warrants

On May 10, 2001 the Company issued, as part of the compensation payable in connection with the financing described in Note 4(c), brokers warrants to acquire 198,000 common shares at $0.40 each. These warrants expire on May 10, 2003.

Subsequent to December 31, 2001, as part of the compensation payable in connection with the private placement described in Note 7, the Company issued brokers warrants to acquire 480,000 common shares at $1.00 each. These warrants expire on July 10, 2003.

5. STOCK OPTIONS

The Company has a stock option plan (the "Plan") under which the directors of the Company may grant options to acquire shares of the Company to qualified directors, officers, employees and persons providing on-going services to the Company to acquire up to 20% of the number of issued and outstanding common shares of the Corporation to a maximum 3,331,093. These options are exercisable at the market price of the common shares at the time they are granted. The number of Common Shares reserved for issuance to any one person upon the exercise of options may not exceed 5% of the issued and outstanding Common Shares at the date of such grant.

The following table reflects the continuity of options granted under the Plan for the six-month period ended December 31, 2001.

Expiry Date	*Exercise price*	*Balance June 30 2001*	*Options Granted*	*Options Exercised*	*Options Expired*	*Balance December 31 2001*
September 17, 2001	$ 1.00	40,000	–	–	40,000	–
November 15, 2004	0.40	1,020,000	–	–	–	1,020,000
May 3, 2006	0.50	660,000	–	–	–	660,000
May 3, 2006	1.00	470,000	–	–	–	470,000
May 29, 2006	1.00	150,000	–	–	–	150,000
June 12, 2006	1.10	100,000	–	–	–	100,000
November 8, 2006	1.00	–	100,000	–	–	100,000
November 13, 2006	1.00	–	300,000	–	–	300,000
		2,440,000	400,000	–	40,000	2,800,000

The following table reflects the continuity of options granted under the Plan for the year ended June 30, 2001.

Expiry Date	*Exercise price*	*Balance June 30 2000*	*Options Granted*	*Options Exercised*	*Options Expired*	*Balance June 30 2001*
September 17, 2001	$ 1.00	40,000	–	–	–	40,000
November 15, 2004	0.40	1,040,000	–	20,000	–	1,020,000
May 3, 2006	0.50	–	660,000	–	–	660,000
May 3, 2006	1.00	–	470,000	–	–	470,000
May 29, 2006	1.00	–	150,000	–	–	150,000
June 12, 2006	1.10	–	100,000	–	–	100,000
		1,080,000	1,380,000	20,000	–	2,440,000

6. SIGNIFICANT EVENTS

(a) Inco Option to Purchase Agreement

On November 29, 2001 the Company entered into an Option to Purchase Agreement (the "Option Agreement") with Inco Limited ("Inco") that grants Fort Knox an option to acquire from Inco a 100% interest in five Sudbury Basin former producing mines: Victoria, McCreedy West, Levack, Norman and Kirkwood mines (the "Properties"), and to access and use such parts of the surface rights and outside facilities as will be necessary to permit exploration, development and mining operations to be conducted on the Properties.

Fort Knox is required to incur expenditures totalling $30 million on the Properties over a 52-month period (the "Option Period") of which $14 million is committed to be spent within 16 months.

In consideration, Fort Knox is required to issue to Inco 3,006,324 common shares for deemed consideration of $3,006,324 and 496,879 share purchase warrants exercisable at $1.25 per share until January 10, 2003. These shares and share purchase warrants, when combined with the number of common shares and warrants already held by Inco, directly or indirectly, would give Inco a total holding in Fort Knox of 19.9% of the total number of issued and outstanding common shares and share purchase warrants. These shares and share purchase warrants were issued to Inco on January 10, 2002.

The Option Agreement also provides, that if Fort Knox discovers a new deposit on any of the Properties that contains mineral resources in value of at least 600 million pounds of nickel, or nickel equivalent, during the Option Period, Inco has the right to retain a 51% interest in the new deposit by spending an amount equal to 200% of Fort Knox's aggregate previous expenditures on the new deposit.

After Fort Knox has exercised the Option Agreement, Inco may also acquire a 51% interest in such new deposit by providing the financing to bring the new deposit into commercial production. Until Inco recovers the financial commitment to achieve production, it shall receive 80% of net revenues from production from the new deposit.

If Inco reacquires a 51% interest in the deposit, Inco and Fort Knox will form a joint venture with Inco as the operator.

Inco will have a right of first offer to purchase any interest in the Properties that Fort Knox proposes to sell to an arm's-length third party. This right of first refusal does not apply to any transfer of interest in the Properties between Fort Knox and Dynatec Corporation.

(b) Dynatec Corporation Joint Venture Agreement

In conjunction with the Inco Option Agreement, Fort Knox entered into a joint venture arrangement with Dynatec Corporation ("Dynatec") which is effective January 10, 2002 and where Dynatec has the right to acquire 25% of Fort Knox's interest in the Properties. Fort Knox and Dynatec will each contribute $7 million over a 16 month period for the initial exploration and development of the Properties.

(c) Financing

As of December 24, 2001, a financing agent for the Company held in escrow $8,000,000 received from share subscription agreements for 4,000,000 flow-through common shares at $1.00 per common share and 4,000,000 Units of the Company at the price of $1.00 per Unit, each Unit being comprised of one common share of the Company and one-half of a warrant with each warrant being exercisable for one common share of the Company at an exercise price of $1.25 per common share. Completion of the sale of the flow-through common shares and the Units is conditional upon the Inco Option To Purchase Agreement becoming effective.

7. SUBSEQUENT EVENTS

On January 10, 2002 the Inco Option to Purchase Agreement became effective and the $8,000,000 raised by the financing agent was released from escrow to the Company (Note 6). Pursuant to this financing, 4,000,000 flow-through shares at a price of $1.00 each and 4,000,000 Units at a price of $1.00 were issued. Each share purchase warrant entitles the holder to purchase one common share of the Company at an exercise price of $1.25 until January 10, 2003. The Company also issued 480,000 share purchase warrants to the financing agent exercisable at $1.00 per share until July 10, 2003.

On January 10, 2002, the Dynatec Corporation Joint Venture Agreement became effective (Note 6).

8. RELATED PARTY TRANSACTIONS

The Company obtained management services from a company controlled by the president of the Company in the amount of $94,200 (June 30, 2001 - $150,000).

9. COMPARATIVE FIGURES

The Company has changed its fiscal year-end to December 31 effective in 2001. Accordingly, the financial statements are for the six-month period ended December 31, 2001. The comparative figures are for the year ended June 30, 2001.